SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2001

General Company of Geophysics
 (Translation of Registrant’s Name Into English)

1, rue Léon Migaux
91341 Massy
France
(33) 1 64 47 3000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F_______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -            .)

Amendments reflecting changes from our Report on Form 6-K, as filed with the Securities and Exchange Commission on September 13, 2001, are indicated by double brackets.

TABLE OF CONTENTS

Page
FORWARD-LOOKING STATEMENTS	3
PART I
Item 1: FINANCIAL STATEMENTS	4
Unaudited Interim Consolidated Balance Sheets as of June 30, 2001 and December 31, 2000	4
Unaudited Interim Consolidated Statements of Operations for the three months ended June 30, 2001 and 2000 and for the six months ended June 30, 2001 and 2000	6
Unaudited Interim Consolidated Statements of Cash Flows for the six months ended June 30, 2001 and 2000	8
Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity during the year ended December 31, 2000 and the six months ended June 30, 2001	10
Notes to Unaudited Interim Consolidated Financial Statements	11
Item 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	36
Item 3: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	47
PART II
Item 1: LEGAL PROCEEDINGS	49
Item 2: CHANGES IN SECURITIES AND USE OF PROCEEDS	49
Item 3: DEFAULTS UPON SENIOR SECURITIES	49
Item 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	49
Item 5: OTHER INFORMATION	51
Item 6: EXHIBITS AND REPORTS ON FORM 6-K	51

FORWARD-LOOKING STATEMENTS

     This document includes forward-looking statements. We have based these forward-looking statements on our current views and assumptions about future events.

     These forward-looking statements are subject to risks, uncertainties and assumptions we have made, including, among other things:

•	changes in international economic and political conditions, and in particular in oil and gas prices;

•	our ability to reduce costs;

•	our ability to finance our operations on acceptable terms;

•	the timely development and acceptance of our new products and services;

•	the effects of competition;

•	political, legal and other developments in foreign countries;

•	the timing and extent of changes in exchange rates for non-U.S. currencies and interest rates;

•	the accuracy of our assessment of risks related to acquisitions, projects and contracts, and whether these risks materialize;

•	our ability to consummate pending acquisitions and to integrate successfully the businesses or assets we acquire;

•	our ability to sell our seismic data library;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations; and

•	our success at managing the risks of the foregoing.

     We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Statutory Auditor’s Review Report on Unaudited Consolidated Financial Statements as of and for the period ended June 30, 2001

We have reviewed the accompanying unaudited interim consolidated financial statements of Compagnie Générale de Géophysique, S.A. (the “Company”) presented in Euros as of and for the six-months period ended June 30, 2001. These unaudited consolidated interim financial statements are the responsibility of the Company’s board of directors.

We conducted our review in accordance with auditing standards generally accepted in the United States. A review of interim financial statements consists principally of applying analytical procedures to financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the unaudited interim consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States.

Neuilly sur Seine and Paris, France
September 6, 2001

BARBIER FRINAULT & AUTRES ANDERSEN	ERNST & YOUNG AUDIT

Represented by Pascal Macioce	Represented by François Hilly

PART I

Item 1: FINANCIAL STATEMENTS

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

Unaudited Interim Consolidated Balance Sheets as of June 30, 2001 and December 31, 2000

	June 30, 2001		December 31,
	(unaudited)		2000

	U.S.$	€	€

	(In millions except share data)
ASSETS
Current assets
Cash and cash equivalents	56.4	66.5	60.1
Trade accounts and notes receivable (Note 3)	212.6	250.9	265.2
Inventories and work-in-progress (Note 4)	89.2	105.3	90.9
Other current assets (Note 5)	47.0	55.5	51.0

Total current assets	405.2	478.2	467.2

Long term receivable and other investments	24.1	28.5	9.0
Investments in and advances to companies under the equity method (Note 6)	48.6	57.3	49.2
Property, plant and equipment (Note 7)	242.8	286.5	140.7
Goodwill and intangible assets (Note 8)	158.3	186.8	173.2

Total assets	879.0	1,037.3	839.3

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	6.7	7.9	12.7
Current portion of long-term debt (Note 10)	19.4	22.9	20.8
Trade accounts and notes payable	77.5	91.4	99.4
Accrued payroll costs	46.1	54.4	47.7
Income taxes payable	21.3	25.2	17.9
Advance billings to customers	16.4	19.3	19.0
Other current liabilities (Note 9)	45.0	53.2	42.8

Total current liabilities	232.4	274.3	260.3

Long-term debt (Note 10)	243.6	287.5	231.0
Other long-term liabilities (Note 11)	18.6	21.9	27.3

Total long-term liabilities	262.2	309.4	258.3

Minority interest	0.0	0.0	0.0
Common stock, (Note 12), 24,497,447 shares authorized 11,679,857 shares with a € 2 nominal value issued at June 30, 2001; 10,086,389 at December 31, 2000; 9,282,727 at June 30, 2000	19.8	23.4	15.4
Additional paid-in capital	294.5	347.5	329.0
Amount receivable from shareholders	0.0	0.0	0.0
Retained earnings	46.4	54.8	(18.3)
Net income (loss) for the period	(4.3)	(5.1)	(12.0)
Accumulated other comprehensive income	28.0	33.0	6.6

Total shareholders’ equity	384.4	453.6	320.7

Total liabilities and shareholders’ equity	879.0	1,037.3	839.3

See notes to unaudited consolidated financial statements

     The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from Euros at the Noon Buying Rate in New York City on June 29, 2001, which was equivalent to € 1.1801 for each U.S. dollar.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

Consolidated Statements of Operations for the three months ended
June 30, 2001 and 2000 and for the six months ended June 30, 2001 and 2000

	Six months ended June 30, (unaudited)			Three months ended June 30, (unaudited)

	2001	2001	2000	2001	2000

	U.S.$	€	€	€	€

	(In millions, except share and per share data)
Operating revenues	320.4	378.1	295.5	195.9	158.9
Cost of operations	(262.4)	(309.7)	(249.4)	(155.9)	(130.0)

Gross profit	58.0	68.4	46.1	40.0	28.9

Research and development expenses — net (Note 16)	(14.0)	(16.5)	(13.3)	(7.9)	(6.2)
Selling, general and administrative expenses	(36.0)	(42.5)	(43.7)	(21.9)	(21.9)
Other revenues (expenses) (Note 17)	1.3	1.6	(0.2)	0.7	(0.3)

Operating income (loss)	9.3	11.0	(11.1)	10.9	0.5

Interest and other financial income and expense (net)	(9.9)	(11.7)	(6.0)	(5.8)	(3.3)
Exchange gains (losses) — net	(2.0)	(2.4)	(1.8)	(2.6)	(2.2)
Equity in income (losses) of investees (Note 6)	3.9	4.6	0.9	3.1	0.6

Income (loss) before income taxes and minority
Interest	1.3	1.5	(18.0)	5.6	(4.4)
Income taxes (Note 18)	(5.6)	(6.6)	(5.7)	(4.6)	(2.0)
Minority interest	0.0	0.0	1.6	0.0	(0.8)

Net income (loss)	(4.3)	(5.1)	(22.1)	1.0	(7.2)

Comprehensive income (loss) :
Net income (loss)	(4.3)	(5.1)	(22.1)	1.0	(7.2)
Foreign currency translation adjustments	22.7	26.8	5.4	15.8	0.1
Unrealized loss on hedge transaction	(0.3)	(0.4)	—	(0.4)	—
Comprehensive income (loss)	18.1	21.3	(16.7)	16.4	(7.1)

Weighted average number of shares outstanding	11,511,118	11,511,118	9,275,946	11,678,886	9,278,920
Dilutive potential shares from stock-options	83,095	83,095	82,594	95,372	97,803
Dilutive weighted average number of shares outstanding	11,594,213	11,594,213	9,358,540	11,774,258	9,376,723
Net income (loss) per share
Basic	(0.37)	(0.44)	(2.38)	0.09	(0.78)
Diluted	(0.37)	(0.44)	(2.38)	0.08	(0.78)

     The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from euros at the Noon Buying Rate in New York City on June 29, 2001 which was equivalent to € 1.1801 for each U.S. dollar.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

Unaudited Interim Consolidated Statements of Cash flows for the six months ended June 30, 2001 and 2000

	Six months ended
	June 30, (unaudited)

	2001	2001	2000

	U.S. $	€	€

	(amounts in million)
Cash flows from operating activities
Net income (loss)	(4.3)	(5.1)	(22.1)
Depreciation and amortization	32.4	38.2	34.7
Multi-client surveys amortization	24.6	29.1	31.6
Net loss (gain) on sale of assets	(0.2)	(0.2)	(0.1)
Deferred income taxes	(0.3)	(0.3)	0.3
Minority interest	0.0	0.0	(1.6)
Equity in income of investees, net of dividends	(3.1)	(3.7)	(0.8)
Increase (decrease) in other long-term liabilities	0.3	0.3	0.7
Other non-cash items	5.8	6.8	2.3
Increase/decrease in operating assets and liabilities:
(Increase) decrease in trade accounts and notes receivable	2.7	3.2	0.0
(Increase) decrease in inventories and work in progress	(7.7)	(9.1)	(2.7)
(Increase) decrease in other current assets	(3.3)	(3.9)	(0.4)
Increase (decrease) in trade accounts and notes payable	(8.0)	(9.4)	(2.5)
Increase (decrease) in other current liabilities	10.9	12.9	(18.1)

Net cash provided by operating activities	49.8	58.8	21.3

Cash flows from investing activities
Purchases of property, plant and equipment(a)	(18.2)	(21.5)	(15.7)
Investments in multi-client surveys	(26.3)	(31.0)	(53.5)
Proceeds from sale of assets	0.6	0.7	3.7
Cash paid for acquired businesses, net of cash acquired	(22.5)	(26.6)	0.0
Investments in and advances to companies under the equity method	0.0	0.0	(0.6)
Decrease (increase) in other investments	(0.7)	(0.8)	(0.2)

Net cash used in investing activities	(67.1)	(79.2)	(66.3)

Cash flows from financing activities
Repayment of long-term debt	(50.1)	(59.1)	(220.6)
Issuance of long-term debt	80.8	95.4	252.2
Repayment of capital lease obligations	(5.6)	(6.7)	(7.8)
Government research grants received	0.0	0.0	0.0
Government research grants repaid	(0.2)	(0.2)	(0.2)
Increase (decrease) in bank overdrafts	(4.4)	(5.2)	(2.0)
Net proceeds from capital increase	0.1	0.1	0.6
Contribution from minority shareholders	0.0	0.0	1.9

Net cash provided by (used in) financing activities	20.6	24.3	24.1

Effects of exchange rate changes on cash	2.2	2.6	0.4

Net increase (decrease) in cash and cash equivalents	5.5	6.5	(20.5)

Cash and cash equivalents at beginning of year	50.8	60.0	64.5

Cash and cash equivalents at end of period	56.3	66.5	44.0

	1.5	1.8	4.7

(a) not including equipment acquired under capital leases. See also Note 21

See notes to unaudited consolidated financial statements

     The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from euros at the Noon Buying Rate in New York City on June 29, 2001 which was equivalent to € 1.1801 for each U.S. dollar.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity
during the year ended December 31, 2000 and the six months
ended June 30, 2001

				Amount			Accumulated
			Additional	receivable			other	Total
	Number of	Share	paid-in	from	Comprehensive	Retained	comprehensive	shareholders'
	shares issued	capital	capital	shareholders	income	Earnings	income	equity

			(in € million, except for number of shares and U.S. dollar amounts)
Balance at January 1, 2000	9,273,384	14.1	274.1	(0.3)		(18.3)	0.0	269.6

Capital increase	813,005	1.3	54.9	0.3				56.5

Net income					(12.0)	(12.0)		(12.0)

Foreign currency translation					6.6

Other					—			—

Other comprehensive income					6.6		6.6	6.6

Comprehensive income					(5.4)

Balance at December 31, 2000	10,086,389	15.4	329.0	0.0		(30.3)	6.6	320.7

Capital increase	1,593,468	8.0	100.8					108.8

Net income					(5.1)	(5.1)		(5.1)

Foreign currency translation					26.8		26.8	26.8

Other			(82.3)		(0.4)	85.1	(0.4)	2.4

Other comprehensive income					26.4

Comprehensive income					21.3

Balance at June 30, 2001	11,679,857	23.4	347.5	0.0		49.7	33.0	453.6

Balance at June 30, 2001 (in millions of U.S. dollars)		19.8	294.5			42.1	28.0	384.4

See notes to unaudited consolidated financial statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

Notes to Unaudited Interim Consolidated Financial Statements

Note 1 — Summary of significant accounting policies

     The accounting principles applied by Compagnie Générale de Géophysique, S.A. (the “Company”) and its subsidiaries (together, the “Group”) in the preparation of the accompanying financial statements are in conformity with accounting principles generally accepted in the United States.

     The accounting principles and the modalities of computations applied to the interim statements are in conformity with those used for the statements of the previous years.

     The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from euros at the Noon Buying Rate in New York City on June 29, 2001 which was equivalent to € 1.1801 for each U.S. dollar.

Principles of consolidation

     The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries.

     Investments in which the Group’s ownership interest ranges from 20% to 50% and the Group exercises significant influence over operating and financial policies are accounted for using the equity method. Certain investments where ownership is below 20% can be consolidated under the equity method on a case by case basis when a significant monitoring ( Board membership or equivalent) of business can be exercised.

     All inter-company transactions and accounts are eliminated in consolidation.

Translation of financial statements of foreign entities and foreign currency transactions

     The accounts of all the Group’s foreign subsidiaries are maintained in the local currency, which is the functional currency, with the exception of the accounts of subsidiaries operating in Indonesia and Venezuela which, in order to eliminate the effects of the declining value of the local currency on the accounts, are maintained in U.S. dollars, the currency in which the entities primarily conduct their businesses.

     Foreign currency transactions are translated at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are recalculated at year-end exchange rates. The resulting unrealized exchange gains and losses are included in income.

     When translating the foreign currency financial statements of foreign subsidiaries to Euros, year-end exchange rates are applied to asset and liability accounts, while average annual rates are applied to income statement accounts. Adjustments resulting from this process are recorded in a separate component of shareholders’ equity.

     For foreign affiliates accounted for using the equity method, the effects of exchange rate changes on the net assets of the affiliate are recorded in a separate component of shareholders’ equity.

Revenue recognition

     The Group acquires and processes seismic data surveys both on an exclusive contract basis and on a multi-client basis.

Exclusive contracts

     When the Group acquires seismic data on an exclusive contract basis, the customer retains ownership of the data obtained. Revenues are recognized using the percentage of completion method. Survey data is billable on a monthly basis to the customer in accordance with the terms of the contract based on work performed.

     For seismic data processed on an exclusive contract basis, revenues are recognized as survey data is periodically delivered to the customer and billable in accordance with the terms of the contract. This method approximates the percentage of completion method.

     Provisions are made currently for all known or reasonably foreseeable losses at completion.

Multi-client surveys

     The Group performs multi-client surveys, retains ownership of the seismic data acquired and processed, and provides customers access to the survey results through a non-transferable licensing agreement.

     Revenues are recognized in accordance with the terms of the contract when the services have been performed and invoiced to the customer. Advance billings to customers are recorded in current liabilities.

Equipment sales

     Revenues on equipment sales are recognized upon delivery to the customer. Any advance billings to customers are recorded in current liabilities.

Software and hardware sales

     Revenues from the sale of software and hardware products are recognized following acceptance of the product by the customer at which time the Group has no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.

     If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e., using the percentage of completion method.

     If the software arrangement does not require significant production, modification, or customization of software, revenue is recognized when all of the following criteria are met:

• persuasive evidence of an arrangement exists,

• delivery has occurred,

• the fee is fixed or determinable, and

• collectibility is probable.

     If the software arrangement provides for multiple services (e.g. upgrades or enhancements, postcontract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element.

     Maintenance revenues consist primarily of postcontract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a straight-line basis over the contract period.

Research and development

     Research and development costs are expensed as incurred.

Government research grants

     For certain of its research projects carried out jointly with other companies, the Group receives financing from government organizations which provide such grants in order to encourage research activities in France. A portion of the grants (between 15% to 45%) is unconditionally repayable and is recorded as debt when received.

     The balance is repayable through royalties on future sales only in the event the related research project proves to be successful.

     This conditionally repayable portion of the research grant is recognized as income as the research expenditures are incurred. Any royalties due are recognized as cost of operations as the related sales are recognized.

Other revenues (expenses)

     Operating results include other revenues and expenses which comprise revenues and expenses not linked with current activity. It thus includes gains or losses on sales of assets and non-recurring revenues and expenses, such as gains or losses on partial sales of businesses, impairment of assets (including goodwill) and restructuring costs. Unusual items such as lay-off indemnities, redundancy plans, and write-downs or allowances on current assets related to unusual events are maintained in cost of operations.

Cash equivalents

     Cash equivalents consist of marketable securities and short-term time deposits generally having original maturities of less than three months and are carried at the lower of cost and market value.

Inventories and work in progress

Geophysical services

     Consumables and spare parts inventories are stated at the lower of cost or market value with cost determined on a standard cost basis which approximates their weighted average historical cost of acquisition.

     When the percentage of completion method is not applied, work-in-progress is stated at the lower of cost or realizable value and includes all direct costs incurred in acquiring and processing data for non-completed exclusive surveys.

Geophysical products

     Raw materials and spare parts are stated at the lower of cost or market value with cost determined on a weighted average basis.

     Products in progress and finished products are stated at the lower of cost or realizable value and include all direct and indirect costs incurred in manufacturing equipment. General and administrative expenses and research and development costs are not included in inventory.

Property, plant and equipment

     Property, plant and equipment are stated at cost and include assets acquired under capital lease arrangements.

     The Group can receive from the Government non-repayable equipment subsidies which are recorded as a reduction to the cost of the equipment when received and thus recognized as income as a reduction of depreciation expense over the estimated useful lives of the equipment subsidized.

     Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets which are as follows:

Buildings	20 years
Office furniture and fixtures	6 to 10 years
Seismic vessels	12 to 20 years
Machinery, equipment and vehicles	3 to 5 years
Computer hardware and software	3 to 5 years

     Repairs, maintenance and renewal costs which do not materially prolong the useful life of an asset are expensed as incurred.

     Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to income in other revenues and expenses.

     Inter-company gains on sales of assets and equipment sales made by the geophysical equipment segment to the geophysical services segment, as well as the related effect on depreciation expense, are eliminated in consolidation.

Vessel rigging costs and costs of start-up activities

     Expenditures relating to the outfitting or conversion of seismic vessels operated under long-term charter arrangements are recorded as deferred expenses and charged to income on a straight-line basis over the estimated minimum period to be benefited of eighteen months. As at June 30, 2001, no remaining deferred expenses are to be charged to income in the future.

     Since 1998 costs of start-up activities, including organization costs, are expensed as incurred.

     It applies particularly to training costs for personnel called to work on a new vessel.

Goodwill and intangible assets

     Goodwill, representing the excess of the purchase price over the fair value of net assets of businesses acquired, is amortized on a straight-line basis over the estimated future periods to be benefited which ranges from five to twenty years depending on the type of business acquired. Goodwill is written down when the cash flows expected to be generated by the acquired business decrease significantly compared to our assumptions at the time of acquisition. The difference between the cost of equity method investments and the amount of underlying equity acquired in the net assets of the investee is not included in goodwill, but remains in investments in companies under the equity method.

     Intangible assets include primarily the costs incurred to acquire and process data for multi-client surveys. We decide to launch new studies following an analysis of market prospects (i.e., oil and gas discoveries, or interest expressed by clients for the zone) of the area we intend to cover, and after considering the level of contractual precommitments we can secure from clients prior to the beginning of the survey. The asset is amortized over the period during which the data is expected to be marketed (generally comprised between 36 months and 7 years), on a pro rata method based on recognized revenues as a percentage of total estimated sales, which depends on the geographical area where the Company performs the survey. The durations of the periods of amortization are in line with the practice of the industry, derived from available information from various origins. Recognized and expected revenues are reviewed periodically and, if they do not meet original forecast revenues, the asset is amortized more rapidly or written-off.

     Intangible assets also include patents and trademarks which are amortized on a straight-line basis over their estimated useful lives.

Impairment of long-lived assets

     Long-lived assets, goodwill and other identifiable intangible assets are written down when, as a result of events or changes in circumstances within the year, their recoverable value appears to have declined on an other than temporary basis to an amount less than their carrying value.

     Impairment is determined for each group of autonomous assets (independent operating units or subsidiaries) by comparing their carrying value with the undiscounted cash flows they are expected to generate based upon our expectations of future economic and operating conditions.

     Should the above comparison indicate that an asset is impaired, the write-down recognized is equivalent to the difference between carrying value and either market value or the sum of discounted future cash flows.

Income taxes

     The Group uses the liability method under which deferred taxes are calculated applying tax rates in effect when the temporary differences will reverse. Valuation allowances are recorded against deferred tax assets based on their probability of realization.

     Tax credits and other allowances are credited to current income tax expense using the flow-through method of accounting.

Pension plans and other post-retirement benefits

     The Group maintains pension plans in various countries as prescribed by local laws and customs. Contributions, based on salaries, are made to the national organizations responsible for the payment of pensions. The Group has no additional liability for these plans.

     In France, legislation requires that lump sum retirement indemnities be paid to employees based upon their years of service and compensation at retirement. The actuarial liability of this unfunded obligation is included in other long-term liabilities.

     The Group has no significant commitments to provide other post-retirement benefits such as medical costs and life insurance to employees.

Contingencies

     An estimated loss from a contingency is charged to income if it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Disclosure is made for loss contingencies not meeting both these conditions if there is a reasonable possibility that a loss may be incurred. In particular, the Group records provisions for future reasonably foreseeable losses on contracts in progress.

     No accruals are made for contingent gains.

Financial instruments

     The Group may enter into forward foreign currency exchange contracts to limit its exposure to currency fluctuations when firm contract commitments exist for net cash flows (contract revenues less costs) to be received in foreign currencies (primarily U.S.

dollars). A forward foreign exchange contract obligates the Group to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent French franc payment equal to the value of such exchange.

     Unrealized gains and losses resulting from changes in forward rates of instruments hedging recognized assets and liabilities should be recognized in earnings in the period of change together with the offsetting gain or loss on the hedged item. Changes in the fair value of instruments hedging future commitments should be deferred and will be recognized in earnings on the projected date of the forecasted transaction. If the amounts and maturity dates of forward contracts do not correspond to foreign currency cash flows to be generated by the backlog, the forward contracts should not be qualified as hedges. Accordingly, unrealized gains and losses resulting from changes in forward rates of these contracts should be recorded in earnings. Unrealized gains and losses reflected in income are included respectively in other current assets and other liabilities in the consolidated balance sheet using the accrual method.

     The Group also purchases interest rate cap agreements that are designed to limit its exposure to increasing interest rates and are designated as hedges of its long-term debt portfolio. An interest rate cap entitles the Group to receive a payment from the counter-party equal to the excess, if any, of the hypothetical interest expense (strike price) on a specified notional amount at a current market interest rate over an amount specified in the agreement. The only amount the Company is obligated to pay to the counterparty is an initial premium. The strike price of these agreements exceeds the current market levels at the time they are entered into. The interest rate indices specified by the agreements have been and expected to be highly correlated with the interest rates the Company incurs on its long-term debt portfolio. Payments to be received as a result of the specified interest rate index exceeding the strike price are accrued in other assets and are recognized as a reduction of interest expense (the accrual accounting method). The cost of these agreements is included in other assets and amortized to interest expense on a prorata temporis basis during the life of the agreement.

     The Group does not enter into forward foreign currency exchange contracts or interest rate cap agreements for trading purposes nor does it use any other types of derivative financial instruments.

Stock-based compensation

     Regarding stock-based compensation, the Company records a compensation expense for any difference between the stock-option exercise price and the market price of the underlying shares on the date of grant. No such expense has been recorded for the period ended June 30, 2001 and for the years ended December 31, 2000 and 1999.

     The impact of the amortization of the estimated fair value of options is disclosed below in the notes to consolidated financial statements.

Inflation

     The following principles are applied as regards the determination of appropriate functional currency and the need for remeasurement of local accounts in the case of highly inflationary environments. “Highly inflationary” economy defines an economy that has accumulated inflation of approximately 100% or more over a three-year period. This is not an absolute measure as the trend of inflation may be as important as the absolute rate. Ultimately, the definition of “highly inflationary” depends on the judgment of management.

We consider the following when deciding if an economy is highly inflationary:

•	We do not closely monitor inflation on a monthly basis and change the method of accounting each time the cumulative 3-year rate increases above or falls below 100%. We assess on an annual basis instead.

•	We take into account any one-off event (e.g. economic or political) which have created exceptionally high inflation in one year but is not necessarily indicative of a highly inflationary economy.

•	We do not rigidly apply the 100% cut-off. “Approximately” 100% permits flexibility of at least plus or minus 10%.

     The most recent three-year data for the general price index are used when calculating the cumulative 3-year inflation rate.

Earnings per share

     Basic earnings per share is calculated by dividing net income (loss) by the weighted average number of the Company’s shares outstanding during the period.

     Diluted earning per share is calculated by dividing net income by the weighted average number of shares plus the effect of dilutive securities (stock-options).

     Euro

     On January 1, 1999, the euro (€) was introduced as the common legal currency of eleven member states of the European Economic and Monetary Union, including France. The Company prepares its consolidated financial statements in French francs and has adopted the euro as its reporting currency for the periods after January 2001. The 2000 consolidated financial statements were restated in euro using the fixed exchange rate for french franc to euro of € 1.00 = FRF 6.55957.

     Recently issued accounting standards

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), subsequently amended by SFAS No. 137 and SFAS No. 138. The Company adopted SFAS No. 133 effective January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities that require an entity to recognize all derivatives as an asset or liability measured at fair value. Depending on the intended use of the derivative, changes in its fair value will be reported in the period of change as either a component of earnings or a component of other comprehensive income. We use derivative instruments such as interest rate caps, forward currency contracts and foreign currency options. We have completed our review of contracts for embedded derivatives and evaluated our accounting policies for derivatives and hedging activities. Based on the Company’s derivative positions at December 31, 2000, we determined that the initial adoption of this standard had no material effect on our consolidated financial position or results of operations.

     In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are “separable”, i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, Accounting Principles Board (“APB”) Opinion No.16 although in some instances previously recognized intangibles will be subsumed into goodwill.

     Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS No. 142, intangible assets with indefinite lives will not be amortized, instead, they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

     SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 will not be amortized. On adoption the Group may need to record a cumulative effect adjustment to reflect the impairment of previously recognized intangible assets. In addition, goodwill on prior business combinations will cease to be amortized. Had the Group adopted SFAS No. 142 at January 1, 2000 the Group would not have recorded a goodwill amortization charge of € 4.7 million for the year. The Group has not determined the impact that these Statements will have on intangible assets or whether a cumulative effect adjustment will be required upon adoption.

Note 2 — Acquisitions and divestitures

     For the six-month period ended June 30, 2001

     In 2000, CGG entered into a memorandum of understanding with Aker Maritime ASA, a Norwegian corporation, in order to acquire two vessels of Aker Geo, a subsidiary of Aker Maritime, and 1000 square kilometers of data. The transaction was finalized on the 16th of January 2001.

     Under the terms of the definitive agreement, CGG acquired the two seismic vessels Amadeus and Symphony, operated by Aker Geo, as well as 1,000 square kilometers of recently acquired seismic data. Operating continuity both vis-à-vis current Aker Geo clients and main suppliers constitutes an integral part of the agreement. As consideration for this transaction, Aker Maritime received U.S.$ 25 million in cash and 1,591,407 shares of CGG, representing 13.6% of the total number of shares issued after the transaction was completed.

     The value of the operation is in the range of U.S.$ 118 million, and did not create any material additional goodwill, compared to the total value of the transaction , as the transaction is by nature a sale of assets.

For the year ended December 31, 2000

     In 2000, the CGG group proceeded to the following strategic acquisitions and divestitures:

     In September 2000, the CGG group acquired Mark Products from Shaw Industries for an amount of U.S.$23.8 million.

     Shaw’s Mark Products division, with operations in Houston, Texas and Calgary, Alberta, was sold to Sercel, our geophysical equipment manufacturing business. As consideration, Shaw received 352,237 ordinary shares of CGG, which represent 3.5% of the outstanding CGG shares.

     Mark Products is a leading manufacturer of geophones, hydrophones, cables and connectors utilized for land, marine and transition zone geophysical applications worldwide.

     The transaction generated a goodwill of € 14 million, amortized over 10 years.

     In October 2000, CGG’s Flagship reservoir interpretation and characterization software division of CGG was merged within Paradigm Geophysical, a public company listed on the NASDAQ market.

     CGG received in exchange for Flagship 1.5 million Paradigm shares, valued at U.S.$ 7 each, and U.S.$ 4 million in cash. CGG’s equity stake in Paradigm represents approximately a 10.2% holding in the company.

     Under the agreement, Paradigm acquired CGG’s Flagship operations, which include the products Integral Plus and Stratimagic.

     In addition, CGG and Paradigm will develop a technological cooperation in the domain of interpretation software. The common goal of this strategic development is materialized by our significant equity participation in Paradigm, and we benefit from one seat on the Board of Directors of Paradigm, where we are the sole industrial shareholder. The stake in Paradigm has been consolidated under equity method, generating an in-built goodwill of € 6.3 million, depreciated over 5 years due to the nature of the activity.

     On October 2000, CGG acquired the 40% minority interest of Louis Dreyfus Armateurs (“LDA”) within CGG Marine (the remaining 60% being already owned by CGG) and 50% of Kantwell, future owner of the seismic ship “CGG Mistral”. The transaction was finalized on the 21st of December 2000.

     € 6.2 million were contributed to CGG’s subsidiary CGG Marine by LDA during the course of the year prior to CGG’s buying of LDA’s interest in the subsidiary.

     The upgrade of the seismic vessel Mistral to a 10-steamers capacity will take place through the creation of a joint company (Kantwell) to which the Mistral, currently owned by LDA, will be sold in its present condition. The upgrade will start in the second half of 2001 and will take approximately 6 months. Upon delivery from the shipyard, CGG Marine will operate the Mistral under a 7-year time charter granted by the joint company, new owner of the vessel.

     As consideration for these transactions, LDA received 413,969 CGG shares. The total transaction value is approximately U.S.$ 24.2 million, generating a goodwill on the purchase of CGG Marine’s shares of € 13.3 million, amortized over 10 years.

Note 3 — Trade accounts and notes receivable

	June 30,	December 31,
	2001	2000

	(in € million)
Trade accounts and notes receivable	244.1	258.4
Recoverable costs and accrued profit not billed	35.1	15.8
Allowance for doubtful accounts	(5.7)	(5.4)

Subtotal	273.5	268.8
Long-term portion included in long-term receivables	(22.6)	(3.6)

Trade accounts and notes receivable net	250.9	265.2

     In the geophysical services segment, customers are generally large, national or international oil and gas companies, which management believes reduces potential credit risk. In the geophysical products segment, a significant portion of sales is paid by irrevocable letters of credit.

     The Group maintains an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Credit losses have not been material for the periods presented.

     Recoverable costs and accrued profit not billed comprise amounts of revenue recognized under the percentage of completion method on contracts for which billings had not been presented to the contract owners because the amounts were not billable at balance sheet date. Such unbilled accounts receivable are billable over the next 60 days.

     Invoices for a total amount of € 22.6 million, principally with customers to whom we have granted unusual deferred payment terms, have been reclassified as long-term receivables. All long-term receivables have a maturity in excess of 12 months.

Note 4 — Inventories and work in progress

	June 30, 2001			December 31, 2000

		Valuation			Valuation
	Cost	Allowance	Net	Cost	Allowance	Net

			(in € million)
Geophysical services
Consumables and spare parts	23.7	0.5	23.2	22.8	1.2	21.6
Work-in-progress	—	—	—	—	—	—
Geophysical products
Raw materials and spare parts	40.9	15.4	25.5	32.3	15.2	17.1
Products in progress	48.1	6.5	41.6	43.2	5.4	37.8
Finished goods	19.5	4.5	15.0	19.1	4.7	14.4

Total	132.2	26.9	105.3	117.4	26.5	90.9

     Increase in inventories are essentially related to Sercel’s forecasted strong sales of onshore acquisition equipment.

Note 5 — Other current assets

	June 30,	December 31,
	2001	2000

	(in € million)
Value added tax, government grants and other receivables	20.3	23.9
Prepaid rent, vessel charters	10.7	9.6
Prepaid income tax	8.1	3.8
Deferred tax assets	5.4	4.2
Prepaid expenses	8.2	8.0
Supplier prepayments	2.8	1.5
Unrealized exchange gains on forward contracts	—	—

Other current assets	55.5	51.0

Prepaid income taxes principally relate to withholding taxes paid by our Offshore SBU.

Note 6 — Investments in and advances to companies under the equity method

	June 30,	December 31,
	2001	2000

	(in € million )
Balance at beginning of period	49.2	25.4

Investments made during the period	—	20.2

Net variation in advances and loans to equity investees	—	(0.1)

Equity in income (loss) including amortization of goodwill	4.6	2.6

Dividends received during the period	(0.8)	(0.4)

Changes in exchange rates	4.3	1.5

Other	—	—

Balance at end of period	57.3	49.2

     Investments in and advances to companies accounted for under the equity method are comprised of:

	June 30,	December 31,
	2001	2000

	(in € million )
Argas	15.0	10.6

Geomar	5.6	5.6

JV XPEIC/Sercel Limited	5.2	4.0

Zhong Hai	0.5	0.4

Kantwell	10.0	9.1

Paradigm	11.7	11.1

Others(a)	9.3	8.4

Investments in companies under the equity method	57.3	49.2

(a)	Includes loans and advances to companies accounted for under the equity method at June 30, 2001 and December 31, 2000 for € 9.2 million and € 8.3 million, respectively.

     The net contribution to equity of affiliates consolidated under the equity method is as follows:

(in € million)	June 30,	December 31,
	2001	2000

Argas	10.7	6.2

Geomar	—	—

Zhong Hai	—	(0.1)

JV XPEIC / Sercel Limited	3.7	2.4

Kantwell	(0.1)	(0.9)

Paradigm	(0.3)	(0.9)

Total	14.0	6.7

Note 7 — Property, plant and equipment

	June 30, 2001			December 31, 2000

		Accumulated			Accumulated
	Cost	Depreciation	Net	Cost	Depreciation	Net

	(in € million)
Land	5.1	0.3	4.8	4.9	0.2	4.7

Buildings	50.3	30.1	20.2	48.3	28.7	19.6

Machinery and equipment	426.8	350.8	76.0	414.2	333.2	81.0

Vehicles and aircraft	235.1	79.2	155.9	85.9	70.9	15.0

Office furniture and fixtures	29.7	21.9	7.8	29.0	20.6	8.4

Computer software	15.6	8.4	7.2	13.3	7.4	5.9

Assets under construction	14.6	—	14.6	6.1	—	6.1

Total	777.2	490.7	286.5	601.7	461.0	140.7

     Increase in net fixed assets is explained by the purchase from Aker of the “CGG Symphony” and the “CGG Amadeus”.

     Included above are land, buildings and geophysical equipment recorded under capital leases as follows:

	June 30, 2001			December 31, 2000

		Accumulated			Accumulated
	Cost	Depreciation	Net	Cost	Depreciation	Net

	(in € million)
Land and buildings	5.9	4.9	1.0	5.9	4.7	1.2

Geophysical equipment	38.5	22.9	15.6	33.8	19.5	14.3

Total	44.4	27.8	16.6	39.7	24.1	15.5

     Amortization of assets recorded under capital leases is determined on the same basis as owned assets and is included in depreciation expense.

     Included in assets recorded under capital leases are land and buildings of one of the Group’s french offices in Massy which were sold under a sale-leaseback agreement. The assets are maintained at their original cost and the buildings continue to be depreciated over their initial estimated useful lives.

     Included in cost of operations is an amount of € 6.9 million for the first half of 2001 and € 8.4 million for the first half of 2000, representing repair and maintenance expenses.

Note 8 — Goodwill and Intangible assets

	June 30,	December 31,
	2001	2000

	(in € million )
Goodwill of consolidated subsidiaries	108.8	99.8

Accumulated amortization	(12.0)	(8.0)

Goodwill — net	96.8	91.8

Multi-client surveys	311.8	265.5

Accumulated amortization	(225.7)	(188.0)

Multi-client surveys — net	86.1	77.5

Patents, trademarks and other intangible assets	7.0	6.4

Accumulated amortization	(3.1)	(2.5)

Other intangible assets — net	3.9	3.9

Intangible assets — net	186.8	173.2

     Goodwill amortization expense amounted to € 3.3 million for the first half of 2001, and € 2.0 million for the first half of 2000.

     The increase in the net value of multi-client surveys is due to the effect of a large program of investment started in 1998 and continuing in 2001 onwards.

Note 9 — Other current liabilities

     The analysis of other current liabilities is as follows:

	June 30,	December 31,
	2001	2000

	(in € million )
Provisions for restructuring costs	2.3	3.4

Provisions for contract losses and litigation	3.8	6.0

Deferred income	9.4	6.3

Value added tax and other taxes payable	11.5	8.8

Unrealized exchange losses on forward contracts	3.4	0.8

Deferred tax expense (short term)	2.3	2.1

Other liabilities	20.5	15.4

Other current liabilities	53.2	42.8

     Provisions for restructuring costs relate primarily to the workforce reduction plans or similar restructuring measures being implemented at the Company and Sercel.

     Litigation provisions relate primarily to ongoing employee arbitration cases of the Group’s foreign branch offices.

Note 10 — Long-term debt

     Analysis of long-term debt by type is as follows:

	June 30, 2001			December 31, 2000

	Current	Long-term	Total	Current	Long-term	Total

					(in € million)
Bank loans	9.9	260.8	270.7	8.5	205.0	213.5

Capital lease obligations	9.7	26.7	36.4	9.6	26.0	35.6

Vendor equipment financing	—	—	—	—	—	—

Sub-total	19.6	287.5	307.1	18.1	231.0	249.1

Accrued interest	3.3			2.7

Total	22.9			20.8

     At June 30, 2001, € 94.2 million of bank loans were secured by tangible assets and receivables.

     Analysis of long-term debt (including amounts due within one year) by currency is as follows:

	June 30,	December 31,
	2001	2000

	(in € million )
French franc	49.2	45.5

U.S. dollar	254.1	200.6

Other currencies	3.8	3.0

Total	307.1	249.1

     Analysis of long-term debt (including amounts due within one year) by interest rate is as follows:

	June 30,	December 31,
	2001	2000

	(in € million)
Variable rates (effective rate June 30, 2001: 6.13%; December 31, 2000: 7.10%)	68.7	33.4

Fixed rates (effective rate June 30, 2001: 9.98%; December 31, 2000: 9.99%)	238.4	215.7

Total	307.1	249.1

     Variable interest rates generally are based on inter-bank offered rates of the related currency. The weighted average interest rate on bank overdrafts was 14.24 % at June 30, 2001 and 13.99 % at December 31, 2000.

     The annual maturities of long-term debt, excluding capital leases (see Note 14), are as follows:

June 30, 2001
(in € million )
July 2001-June 2002	9.9

July 2002-December 2002	3.4

2003	7.1

2004	45.0

2005	0.9

2006 and thereafter	204.4

Total	270.7

     The terms of certain bank loan agreements contain, among other provisions, requirements for maintaining certain financial ratios, primarily debt to equity ratios.

     At June 30, 2001 the Group had about € 15 million available in unused short-term credit lines and overdraft facilities and about € 69.3 million in unused long-term credit lines.

Note 11 — Other Long-term liabilities

     Other long-term liabilities consist of the following:

	June 30,	December 31,
	2001	2000

	(in € million )
Government research grants	4.4	4.5

Retirement indemnity provisions	8.0	7.6

Employee profit sharing	5.9	5.6

Deferred income tax (long term)	0.2	0.1

Other liabilities	3.4	9.5

Other long-term liabilities	21.9	27.3

     The status of the retirement indemnity plans is as follows :

	June 30,	December 31,
	2001	2000

	(in € million )
Vested benefit obligation	0.0	0.0

Accumulated benefit obligation (unvested)	4.3	4.3

Projected benefit obligation	8.5	8.2

Fair value of plan assets	—	—

Unrecognized loss arising from change in assumed discount rate	0.5	0.6

Accrued provision	8.0	7.6

Service cost	0.2	0.3

Interest expense	0.2	0.4

Actual (return) loss on plan assets	—	—

Amortization of loss arising from change in discount rate	0.1	0.2

Net pension cost	0.5	0.9

Benefit payments	0.1	0.7

Curtailment	—	—

Net changes	0.4	0.2

     Key assumptions used in estimating the Group’s retirement obligations are:

Discount rate	6.0%	6.0%

Average rate of increase in future compensation	4.0%	4.0%

Note 12 — Common stock and stock option plans

     The Company’s share capital at June 30, 2001 consisted of 11,679,857 shares, each with a nominal value of € 2, including 1,361,036 shares with double-voting rights.

     During the first half of 2001, the Company issued 1,593,468 fully-paid shares, increasing the nominal value of shares outstanding to € 23.4 million at June 30, 2001.

     This increase included shares issued to employees in connection with 2,061 stock options exercised at prices of € 47.7 and € 61.0 from which the Company received net proceeds of € 0.1 million.

     The remaining shares ( total number of 1,591,407) correspond to the capital increase reserved to Aker, in consideration for the purchase of Aker RGIF in January 2001.

Dividend rights

     Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s articles of incorporation. Retained earnings available for distribution totaled € 6.9 million at June 30, 2001. Dividend distributions, if any, will be made in Euro or French francs.

Stock options

     Pursuant to various resolutions adopted by the Board of Directors, the Company has granted options to purchase shares to certain employees, executive officers and directors of the Group.

     Options granted in 1996 cannot be exercised for an initial period of 24 or 36 months, depending upon the number of options granted, and expire 5 years from the date they were granted. Twenty percent of options granted in 1997 can be exercised in every twelve-month period and expire 8 years from the date they were granted. The exercise price for each option is the average fair market value for the common stock during the 20 trading days ending on the trading day next preceding the date the option is granted, minus a 5% discount. Options granted under the provisions of the 2000 option plan cannot be generally exercised before 2003. Options granted under the provisions of the 2001 plan are not subject to a 5% discount, can be exercised by fifths after a non-exercise period of three years.

     Information relating to options outstanding at June 30, 2001 is summarized below:

		Options
	Options	outstanding at	Exercise price
Date of Board of Directors' Resolution	granted	June 30, 2001	per share	Expiration date

			(€)
December 13, 1996	7,590	3,197	47.7	December 12, 2001

May 5, 1997	100,000	62,937	61.0	May 4, 2005

January 18, 2000	231,000	223,000	49.9	January 17, 2008

March 14, 2001	256,000	256,000	71.2	March 15, 2009

	594,590	545,134

     Following is a summary of the Company’s stock option activity and related information for the periods indicated:

	Six months ended June 30,

	2001		2000

	Number	Weighted average	Number	Weighted average
	of options	exercise price	of options	exercise price

		(€)		(€)
Outstanding-beginning of period	292,922	52.3	129,956	49.0

Granted	256,000	71.2	231,000	49.9

Exercised	2,061	55.7	(9,343)	36.8

Forfeited	1,727	54.6	(6,389)	56.6

Outstanding-end of period	545,134	61.2	345,224	49.8

Exercisable-end of period	53,176	60.2	83,062	45.3

     Compensation expense arising from option grants was not material in 1997, 1996 and 1995.

     The fair value for these options was estimated at the date they were granted using a Black- Scholes option pricing model with the following average assumptions for the options granted in 2001 2000, 1997, and 1996, respectively: risk-free interest rates of 4.87%, 5.77%, 4.1%, and 5.9%; dividend yields of 0% in all years; volatility factors of the expected market price of the Company’s shares of 0.436, 0.528, 0.43 and 0.43; and an expected life of the options ranging from 1 to 8 years.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information follows (in millions of French francs except for income (loss) per share information):

	June 2001	June 2000	December 2000

Pro forma net income (loss)	(7.0)	(23.5)	(14.5)

Pro forma income (loss) per share	(0.6)	(2.5)	(1.6)

     During the initial phase-in period, the pro forma amounts were determined based on stock option grants in 2001, 2000, 1997, and 1996 only. Since pro forma compensation expense is recognized over vesting periods of up to five years, the pro forma amounts for compensation cost may not be indicative of the pro forma effects on net income (loss) and income (loss) per share for future years.

     The weighted-average fair value of options granted during 2001, 2000, 1997 and 1996 was as follows:

	2001	2000	1997	1996

	(€)	(€)	(€)	(€)
Options whose price was lower than the market price of the underlying shares on the grant date	—	34.3	40.0	—
Options whose price equaled the market price of the Underlying shares on the grant date	—	—	—	24.9
Options whose price was greater than the market price of the underlying shares on the grant date	37.42	—	—	—

     The weighted average remaining contractual life of those options is 6.75 years as of June 30, 2001.

     In December 1996, the French Parliament adopted a law that requires French companies to pay French social contributions and certain salary-based taxes, which may represent, for the Company, up to 50% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date if the beneficiary disposes of the shares before a five-year period following the grant of option.

     The new law is consistent with personal income tax law that requires individuals to pay income tax on the difference between the option exercise price and the fair value of the shares at the grant date if the shares are sold or otherwise disposed of within five years of the option grant. The law applies to all options exercised after January 1, 1997.

     The Company has not recorded a liability for social charges which may be assessed for options granted as of June 30, 2001 and December 31, 2000 as the liability, being dependent on future trading values of the Company’s shares and the timing of employees’ decisions to exercise options and sell the related shares, cannot be estimated. The Company also does not consider that the liability is probable due to the income tax disincentives to employees of exercising options and selling the shares in less than a five-year period.

Note 13 — Financial Instruments

Foreign currency exposure management

     The reporting currency for the Group’s consolidated financial statements is the euro. However, as a result of primarily having customers which operate in the oil and gas industry, around 90% of the Group’s operating revenues are denominated in currencies other than the euro, primarily the U.S. dollar.

     As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. A strengthening of the euro compared to the U.S. dollar has a negative effect on the Group’s net sales and operating income denominated in U.S. dollars when translated to euros, while a weakening of the euro has a positive effect. In addition, the Group’s exposure to fluctuations in the euro/U.S. dollar exchange rate has considerably increased over the last few years due to the increase in sales made outside of Europe.

     In order to improve the balance of its net position of receivables and payables denominated in foreign currencies, the Group maintains a portion of its financing in U.S. dollars. At June 30, 2001 and December 31, 2000, the Group’s long-term debt denominated in U.S. dollars amounted to U.S.$ 215.3 million and U.S.$ 186.6 million, respectively. The Group also attempts to improve this balance by entering into forward exchange contracts.

     In addition, to protect against the reduction in the value of future foreign currency cash flows, the Group follows a policy of selling U.S. dollars forward at average contract maturity dates which the Group attempts to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) to be generated by firm contract commitments in its backlog generally over the following six months. A similar policy, to a lesser extent, is carried out with respect to contracts denominated in British pounds or South African rand. This foreign currency risk management strategy enabled the Group to reduce, however, not eliminate, the positive or negative effects of exchange movements with respect to these currencies.

     Details of forward exchange contracts are as follows:

	June 30,	December 31,
	2001	2000

Notional amount (in millions of U.S. dollars)	108.7	100.5
Weighted average maturity (in number of days)	95 days	62 days
Weighted average forward € / U.S.$ exchange rate	0.8824	0.9332
Unrealized exchange gains (losses) (in € million ) (a)	(5.1)	(0.3)

(a)	At June 30, 2001 and December 31, 2000, € 2.9 million and € 0.5 million, respectively, of unrealized exchange loss and of unrealized exchange gain were designated as a hedge of foreign currency commitments and consequently deferred in the future period.

Interest rate risk management

     During 1999, the Group entered into one interest rate agreement to cover a loan financing the equipment of the fourth vessel, the “CGG Alizé”. In March 2000, we entered into a second cap agreement denominated in U.S. dollars, for a notional amount of U.S. dollars 30 million. The terms as of June 30, 2001 are as follows:

June 30, 2001

Interest rate cap agreements
Notional amount (in million)	U.S. $30	€ 11.7
Interest rate cap	7.50%	4.00%
Maturity date	March 28, 2002	July 1, 2002
Underlying variable rate debt instruments:
Type of debt	Bank loan	Bank loan
Amount outstanding (in million)	USD 31 million	€ 7 million
Interest rate index	Three month	Three month
	LIBOR	EURIBOR
Weighted average interest rate	6.14%	6.31%
Weighted average maturity	1 month renewable	2.1 months renewable

The carrying amounts and fair values of these agreements were not significant at June 30, 2001 and December 31, 2000.

Fair value information

     The carrying amounts and fair values of the Group’s financial instruments at June 30, 2001 and December 31, 2000 are as follows:

	June 30, 2001		December 31, 2000

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

	(in € million)
Cash and cash equivalents	66.5	66.5	60.1	60.1
Bank overdraft facilities	7.9	7.9	12.7	12.7
Bank loans, vendor equipment financing and shareholder loans :
variable rate	68.7	68.7	33.4	33.4
fixed rate	238.5	250.9	215.7	210.6
Foreign currency exchange contracts	(2.2)	(5.3)	(0.8)	0.0

     The Group considers the carrying value for loans receivable and other investments, trade accounts and notes receivable, other receivables, trade accounts and notes payable and other current liabilities to be the most representative estimate of fair value.

     For bank loans with fixed interest rates, the fair values have been estimated using discounted cash flow analyses based on the Group’s incremental borrowing rates for similar types of borrowing arrangements. For variable-rate bank loans, vendor equipment financing and the shareholder loans, fair values approximate carrying values.

     The fair values of foreign currency exchange contracts are estimated based on current forward exchange rates for contracts with comparable maturities.

Note 14 — Commitments and contingencies

Leases

     As a consequence of the operations performed and the strengthening of the US dollar relative to the French franc, minimum rental commitments under all capital leases and operating leases for future years decreased from € 193.9 million at December 31, 2000 to € 180.6 million at June 30, 2001.

     At June 30, 2001 minimum rental commitments under all capital leases and operating leases for future years are as follows:

	Capital	Operating
	leases	leases

	(in € million )
July 2001 — June 2002	14.2	47.8
July 2002 — December 2002	5.0	12.3
2003	8.8	19.9
2004	4.5	18.6
2005	2.1	18.0
Thereafter	6.1	27.4

Total minimum lease payments	40.7	144.0

Less: amounts representing interest	4.2

Present value of net minimum lease payments	36.5

Legal proceedings, claims and other contingencies

     The Group is a defendant in a number of legal proceedings and has various unresolved claims pending arising in the ordinary course of business. The outcome of these lawsuits and claims is not known at this time. The Group believes that the resulting liability, if any, net of amounts recoverable from insurance or other sources, will not have a material adverse effect on its consolidated results of operations or financial position.

     CGG is still being sued by PAREXPRO (Portugal), for termination without cause of employment agreements and solicitation of a significant number of highly qualified staff in the field of reservoir evaluation, misappropriation of confidential information and documentation, clients, and loss of profits resulting therefrom.

     This latter claim should not have any material impact on the Company’s results or financial position.

Other commitments

     Outstanding commitments at June 30, 2001 include the following:

(in € million )
Guarantees issued in favor of clients	33.8
Guarantees issued in favor of banks	32.5
Other guarantees(a)	32.6

(a)	Other guarantees relate primarily to guarantees issued by the Company on behalf of subsidiaries and affiliated companies in favor of customs or administrations.

     There are no significant commitments for capital expenditures at June 30, 2001.

Note 15 — Analysis by operating segment and geographic zone

     The following tables present revenues, operating income and identifiable assets by operating segment, revenues by geographic zone (by origin) as well as net sales by geographic zone based on the location of the customer.

     The Group principally services the oil and gas exploration and production industry and currently operates in two industry segments:

•	geophysical services, which consists of (i) land seismic acquisition, (ii) marine seismic acquisition, (iii) other geophysical acquisition, including activities not exclusively linked to oilfield services, and (iv) data processing, and data management;

•	geophysical products, which consists of the manufacture and sale of equipment involved in seismic data acquisition, such as recording and transmission equipment and vibrators for use in land seismic acquisition, and software development and sales.

     Inter-company sales between such industry segments are made at prices approximating market prices and relate primarily to equipment sales made by the geophysical products segment to the geophysical services segment. These inter-segment sales, the related operating income recognized by the geophysical equipment segment, and the related effect on capital expenditures and depreciation expense of the geophysical services segment are eliminated in consolidation and presented in the column “Eliminations and Adjustments” in the tables which follow.

     Operating income represents operating revenues and other operating income less expenses of the industry segment. It includes non-recurring and unusual items, which are disclosed in the operating segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and Adjustments” in the tables which follow. The Group does not disclose financial expenses or revenues by operating segment considering these items are not followed by the operating management and financing and investing are mainly managed at a corporate level.

     Identifiable assets are those used in the operations of each industry segment and geographic zone. Unallocated and corporate assets consist primarily of financial assets, including cash and cash equivalents, and the Group’s corporate headquarters in Massy.

     Net sales originating in France include export sales of approximately € 105.7 million for the first half of 2001. (€ 72.4 million for the first half of 2000).

For the first half of 2001, the Group’s two most significant customers accounted for 12.7 % and 8.6%, respectively, of the Group’s consolidated revenues compared to 8.8% and 7.2%, respectively, for the first half of 2000.

Analysis by industry segment

		6 months ended June 2001					3 months ended June 2001
			Eliminations					Eliminations
	Geophysical		and		Consolidated	Geophysical		and	Consolidated
	Services	Products	Adjustments		Total	Services	Products	Adjustments	Total

		(in € million)					(in € million)
Revenues from unaffiliated customers	245.7	132.4			378.1	120.1	75.8		195.9

Inter-segment revenues	1.3	16.0	(17.3)			0.9	7.2	(8.1)

Operating revenues	247.0	148.4	(17.3)		378.1	121.0	83.0	(8.1)	195.9

Operating income (loss)	(12.3)	30.3	(7.0	) (a)	11.0	(4.8)	19.6	(4.1)	10.9

Equity income (loss) of investees	4.2	0.4	0.0		4.6	2.4	0.7	0.0	3.1

Capital expenditures(b) (c)	55.2	4.2	(5.1)		54.3	30.3	2.3	(2.1)	30.5

Depreciation and amortization(b)	61.0	8.9	(2.8)		67.1	26.8	4.4	(1.3)	29.9

Corporate assets amortization					0.2				0.1

Investments in companies under equity method	0.0	0.0			0.0	0.3	0.0		0.3

Identifiable assets	652.9	302.8	(39.7)		916.0

Unallocated and corporate assets					121.3

Total assets					1,037.3

(a)	Includes general corporate expenses of € 3.8 million for the half year and € 2.1 million for the quarter.

(b)	Includes investments in and amortization of multi-client surveys amounting to € 31.0 and € 29.1 million, respectively, for the half-year. Corresponding numbers for the quarter are, respectively, € 14.2 million and € 17.8 million.

(c)	Includes equipment acquired under capital leases amounting to € 1.8 million. Corresponding number for the quarter is € 1.8 million.

		6 months ended June 2000					3 months ended June 2000
			Eliminations					Eliminations
	Geophysical		and		Consolidated	Geophysical		and	Consolidated
	Services	Products	Adjustments		Total	Services	Products	Adjustments	Total

		(in € million)					(in € million)
Revenues from unaffiliated customers	199.8	95.7			295.5	113.9	44.9		158.9

Inter-segment revenues	2.6	12.3	(14.9)			1.2	9.1	(10.2)

Operating revenues	202.4	108.0	(14.9)		295.5	115.1	54.0	(10.2)	158.9

Operating income (loss)	(13.8)	8.4	(5.7	)(a)	(11.1)	0.6	3.1	(3.2)	0.5

Equity income (loss) of investees	0.3	0.5			0.8	(0.1)	0.7		0.6

Capital expenditures(b)	74.5	2.7	(3.3)		73.9	46.4	1.7	(3.1)	45.0

Depreciation and amortization(b)	60.1	8.4	(2.4)		66.1	37.2	4.3	(1.3)	40.2

Corporate assets amortization					0.2				0.1

Investments in companies under equity method	(0.3)	(0.3)			(0.6)	(0.2)	(0.3)		(0.5)

Identifiable assets	426.2	232.2	(45.5)		612.9

Unallocated and corporate assets					71.3

Total assets					684.2

(a)	Includes general corporate expenses of € 3.4 million.

(b)	Includes investments in and amortization of multi-client surveys amounting to € 53.5 and 31.6 million, respectively, for the half-year. Corresponding numbers for the quarter are, respectively, € 31.3 million and € 22.5 million.

(c)	Includes equipment acquired under capital leases amounting to € 4.7 million. Corresponding number for the quarter is € 4.7 million.

Analysis by geographic zone

Analysis of net revenues by location of customers

	Six months ended
	June 30,

	2001	2000

	(in € million )
France	5.8	5.4

Rest of Europe	78.3	22.5

Asia and Australia	102.5	101.3

Africa	71.3	60.4

Americas	120.2	105.9

Consolidated total	378.1	295.5

Analysis of net revenues by origin of customers

	Six months ended	Six months ended
	June 30, 2001	June 30, 2000

	(in € million )
France	111.5	77.9

Rest of Europe	38.1	22.5

Asia and Australia	68.8	59.1

Africa	56.5	46.4

Americas	103.2	89.6

Consolidated total	378.1	295.5

     Due to the constant change in working locations the Company does not track its assets based on country of origin or ownership.

Note 16 — Research and development

	Six months		Three months
	ended June 30,		ended June 30,

	2001	2000	2001	2000

	(in € million )		(in € million )
Research and development expenditures	18.1	15.2	8.6	7.3

Government grants recognized in income	(1.6)	(1.9)	(0.7)	(1.1)

Net research and development expenses	16.5	13.3	7.9	6.2

Research and development expenditures relate primarily to:

• for the geophysical services segment, projects concerning land seismic and data processing services;

• for the products segment, projects concerning seismic data recording equipment.

Note 17 — Other revenues and expenses

	Six months		Three months
	ended June 30,		ended June 30,

	2001	2000	2001	2000

	(in € million )		(in € million )
Gains (losses) on partial sales of businesses	—	—

Restructuring costs	0.5	0.1	0.7	0.1

Assets write-downs	—	—	—	—

Goodwill write-downs	—	—	—	—

Others	0.9	(0.4)	(0.1)	(0.3)

Non-recurring revenues (expenses) net	1.4	(0.3)	0.6	(0.2)

Gains (losses) on sales of assets	0.2	0.1	0.1	(0.1)

Other revenues (expenses) net	1.6	(0.2)	0.7	(0.3)

Note 18 — Income taxes

     Income tax expense consists of:

	Six months		Three months
	ended June 30,		ended June 30,

	2001	2000	2001	2000

	(in € million )		(in € million )
France current income taxes	(0.1)	(0.1)	(0.1)	(0.1)

tax credits	—	—	—	—

deferred taxes and other(a)	—	0.2	—	—

Foreign countries current income taxes(b)	6.9	5.5	4.4	2.4

deferred taxes and other(a)	(0.2)	0.1	0.3	(0.3)

Total income tax expense	6.6	5.7	4.6	2.0

(a)	Includes primarily deferred tax income related to the elimination of inter-company margin and to loss carry forwards in the United Kingdom, and to timing differences in Venezuela.

(b)	Includes withholding taxes.

     The Company and its subsidiaries compute income taxes in accordance with the applicable tax rules and regulations of the numerous taxing authorities where the Group’s income is earned. The tax regimes and income tax rates legislated by these taxing authorities vary substantially. In foreign countries, income taxes are often accrued based on deemed profits calculated as a percentage of sales as defined by local government tax authorities.

     In accordance with the provisions of French tax law, the Company elected on January 1, 1991 to file a consolidated tax return for French subsidiaries in which the Company holds an interest of more than 95% from the beginning of the relevant year. The Company does not obtain any French tax credit in respect of income taxes paid abroad.

     The complexity of the various tax rules and regulations do not permit meaningful comparisons of the French and foreign components of income before taxes and the provisions for income taxes. In addition, due to the mobile nature of seismic acquisition activities, current relationships between the French and foreign components of such tax items are not reliable indicators of such relationships in future periods.

     In both France and foreign jurisdictions where income tax is not determined based on deemed profits calculated as a percentage of sales, the only significant temporary differences between financial and tax reporting relate to net operating loss carryforwards.

     Undistributed earnings of subsidiaries and the Group’s share of undistributed earnings of companies accounted for using the equity method amount to € 124.4 million and € 66.4 million at June 30, 2001 and 2000, respectively. No provision for French taxes on these earnings has been provided which the Group considers to be indefinitely reinvested or which would not be taxed when remitted.

     Net operating loss carryforwards available in France and foreign jurisdictions amounts to € 251.2 million at June 30, 2001 and are currently scheduled to expire as follows:

		Foreign
	France	Jurisdictions

	(in € million )
2001	—	0.1

2002	2.5	0.4

2003	10.9	4.5

2004	11.3	5.4

2005	1.7	—

2006 and thereafter	43.1	71.4

Available indefinitely	58.6	41.3

Total	128.1	123.1

     Net operating loss carryforwards in France include both losses available for carryforward to reduce future French income tax payable by the consolidated tax Group as well as losses dating prior to January 1, 1991 which are only available to reduce future income tax of the individual subsidiaries of the Group.

     Since the majority of the Group’s deferred tax assets represent tax losses available for carryforward by entities which have a recent history of generating losses, it has been deemed more likely than not that those entities will not be able to utilize the losses in the near future. Consequently, the Group records valuation allowances to fully provide for the potential tax benefit of these items in those entities.

     Based upon discussions between the Group and French tax authorities, a risk currently exists concerning the interpretation of tax regulations by the French tax administration which could result in a reduction in the amount of net operating loss carryforwards reported above. The Group is unable to quantify the amount, if any, of such carryforwards that might be disallowed, although such amounts could be significant.

Note 19 — Personnel

     The number of personnel employed by consolidated subsidiaries was 3,436 at June 30, 2001 and 3,285 at December 31, 2000.

     The analysis of personnel is as follows:

	June 30,	December 31,
	2001	2000

Personnel employed under French contracts
Geophysical services	945	951
Geophysical products	528	534
Personnel employed under local contracts	1,963	1,800

Total	3,436	3,285

Including field staff of:	786	756

     The total cost of personnel employed by consolidated subsidiaries amounted € 120.2 million for the first half of 2001 and € 109 million for the first half of 2000.

Note 20 — Related party transactions

     The Group manufactures equipment and provides geophysical services to oil and gas exploration and production subsidiaries of TotalFinaElf, S.A. (the “Total Group”) pursuant to contracts entered into on an arm’s-length basis. The Total Group holds controlling interest in Total Chimie, one of the principal shareholders of the Company during the periods presented.

     Operating sales to the Total Group amounted to € 48.1 million in the first half of 2001 and € 21.3 million in the first half of 2000.

Note 21 — Supplementary cash flow information

     Cash paid for income taxes and interest was as follows:

	Six months
	ended June 30,

	2001	2000

	(in € million)
Interest	12.7	7.3
Income taxes	3.1	5.6

Non-cash investing and financing transactions which are excluded from the consolidated statements of cash flows consist of the following:

	Six months
	ended June 30,

	2001	2000

	(in € million )
Equipment acquired under capital leases	1.8	4.7

Payment of dividends in the form of issuance of new shares	—	—

Note 22 — Asset valuation allowances

      Details of valuation allowances recorded against assets are as follows:

	Six months ended June 30, 2001

		Additions/
	Balance at	Deductions
	Beginning	charged to		Balance at
	of year	income	Other(a)	end of period

		(in € million)
Trade accounts and notes receivable	5.4	0.2	0.1	5.7

Inventories and work-in-progress	26.4	(0.9)	1.4	26.9

Other current assets	0.3			0.3

Loans receivable and other investments	0.9			0.9

(a)	Includes the effects of exchange rate changes and acquisitions and divestitures.

	Year ended December 31, 2000

		Additions/
	Balance at	Deductions
	beginning of	charged to		Balance at
	year	income	Other(a)	end of period

			(in € million)
Trade accounts and notes receivable	11.4	(3.1)	(2.9)	5.4

Inventories and work-in-progress	15.9	5.7	4.8	26.4

Other current assets	0.1	0.1	0.1	0.3

Loans receivable and other investments	1.1	(0.3)	0.1	0.9

(a)	Includes the effects of exchange rate changes and acquisitions and divestitures

Note 23 — List of principal consolidated subsidiaries and companies accounted for under the equity method

      Certain dormant or insignificant subsidiaries of the Group have not been included in the list below.

Siren Number for
French companies(a)	Consolidated Companies	Head office	% of interest

403 256 944	CGG Marine SAS	Massy, France	100.0

351 834 288	Geocal SARL	Massy, France	100.0

378 040 497	Sercel SA	Carquefou, France	100.0

866 800 154	Sercel Holding SA	Carquefou, France	100.0

	AFOS, Ltd.	Feltham, United Kingdom	100.0

	CGG Americas, Inc	Houston, Texas, United States	100.0

	CGG do Brasil Ltda	Rio do Janeiro, Brasil	100.0

	CGG Canada Services Ltd.	Calgary, Canada	100.0

	CGGI SA	Geneva, Switzerland	100.0

	CGG Nigeria Ltd.	Lagos, Nigeria	100.0

	CGG Marine Norge A/S	Stavanger, Norway	100.0

	CGG Pan India Ltd.(b)	New Delhi, India	40.0

	CGG Selva	Lima, Peru	100.0

	Compañía General de Geofisica SA	Madrid, Spain	100.0

	Compañía Mexicana de Geofisica	Mexico City, Mexico	100.0

	Exgeo CA	Caracas, Venezuela	100.0

	Geophysics Overseas Corporation Ltd	Nassau, Bahamas	100.0

	CGG Australia Services Pty	Perth, Australia	100.0

	Osiris BV	Heemstede, Netherlands	100.0

	PECC Ltd	Forest Row, United Kingdom	100.0

	PECC Data Services, Inc.	Richardson, United States	100.0

	PT Alico	Jakarta, Indonesia	100.0

	Sercel Inc.(c)	Tulsa, Oklahoma, United States	100.0

	Tecnica Brasileira de Geofísica	Rio de Janeiro, Brazil	100.0

	Sercel Singapore Pte Ltd	Singapore	100.0

	Sercel England	Somercots, United Kingdom	100.0

Siren Number for French companies	Accounted for using the equity method	Head office	% of interest

413 926 320	Geomar SAS	Paris, France	49.0

	Paradigm Geophysical Limited	Herzlia, Israel	10.2

	Argas Ltd.	Al-Khobar, Saudi Arabia	49.0

	JV XPEIC/Sercel Limited	Xian, China	40.0

	Zhong Hai Syntron Geophysical Cable Company Ltd	China	50.0

	Kantwell Overseas Shipping Co	Panama City, Panama	50.0

(a)	The Siren Number is an individual identification number for company registration purposes under French law.

(b)	The group consolidates its investment in Pan India Ltd (40%) since a shareholder agreement effectively provides the Group with the operating control of the company (the Chairman of the Board is nominated by the Group).

Item 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
            RESULTS OF OPERATIONS

Factors Affecting Results of Operations

     After the low point reached in 1999, resulting from the fall in the price of hydrocarbons in the second half of 1998, the market for seismic services has gradually consolidated during the course of 2000, albeit still at a significantly lower level than the one prevailing at the outset of the downward cycle. Some improvement was particularly noticeable in the second half of 2000 and the first half of 2001 following a first batch of investment initiatives by the major exploration and production companies in the sector. Sales increased compared to 1999 principally due to high revenues from multi-client surveys and geophysical equipment during the last quarter of 2000. Sales during the first half of 2001 reflected further increases attributable to greater demand for land-based surveys and exclusive marine surveys, albeit with little clear improvement in prices.

     During the last 24 months, our operational capability has been enhanced by way of several strategic acquisitions, which have broadened the market presence of both our Products segment and our Offshore strategic business unit (“SBU”). At the same time, our shareholders’ equity has increased by an aggregate € 287 million, and we issued U.S.$ 170 million of seven-year notes at the end of 2000.

     Our results of operations for the year ended December 31, 1999 were affected by the significant decrease in demand for seismic service worldwide. The decline in the worldwide seismic services market began in September 1998 as a result of continuing low prices for oil. Most of 1999 was characterized by depressed oil prices, which resulted in lower levels of cash flow for oil and gas companies and lower spending on exploration and production, including geophysical services.

     Revenues in the first six months of 2001 increased 28% compared with our revenues for the first six months of 2000. This increase in overall revenues resulted from strong revenues from our Products segment, which increased 37% in the first six months of 2001 compared to the same period in 2000, and revenues for the first six months of 2001 for our Services segment, which also increased by 23% compared to our revenues for the same period in 2000. Our backlog as of June 30, 2001 was € 343 million (U.S.$ 291 million), compared to € 257 million (U.S.$ 245 million) as of June 30, 2000, representing a 33% increase that was primarily attributable to the Offshore SBU of our Services segment and, to a lesser extent, to our Products segment.

     Our results of operations have also been affected by the shift in the offshore market through the end of 2000 towards a higher proportion of non-exclusive surveys, which have larger initial financing requirements. Non-exclusive surveys accounted for approximately 65% of our marine seismic activities in 2000. During the first six months of 2001, our marine seismic activities have been more evenly balanced between exclusive and non-exclusive surveys, with non-exclusive surveys accounting for approximately 46% of our marine seismic activities during the period. This balance is more consistent with our historical experience, and is due in part to the increased demand from major operators for exclusive contracts.

     We divide our businesses into two segments, geophysical services and geophysical products. Operationally, the Services segment is organized into three SBUs:

•	the Land SBU for land seismic acquisition activities;

•	the Offshore SBU for marine seismic acquisition, multi-client library sales and related services; and

•	the Processing & Reservoir SBU for seismic data processing, data management and reservoir studies.

     We have organized our Services segment in this way since 1999.

     Our Products segment includes primarily our equipment manufacturing subsidiaries comprising Sercel.

Corporate Restructuring Plan

     In response to weak market conditions, in October 1998 we began a corporate restructuring plan in which we reduced our total headcount by 900, primarily through the reduction of 419 full-time jobs at our offices and data processing center at Massy, France and lay-offs in overseas locations. We anticipated the cost savings related to our restructuring plan to be approximately € 46 million (U.S.$ 43 million) annually starting in 2001. For the year ended

December 31, 2000, we estimated that we realized cost savings related to this plan of approximately € 38 million (U.S.$ 36 million). In 1998 and 1999, we recorded € 35 million (U.S.$ 37 million) in charges to establish a reserve related to the costs of implementing the restructuring plan.

Acquisitions and Dispositions

     On October 20, 2000, we entered into a memorandum of understanding with Aker setting forth the definitive terms of our agreement to acquire two marine seismic vessels and certain seismic data from an affiliate of Aker. In connection with this transaction we entered into a share purchase agreement with Aker on December 14, 2000. This acquisition was approved by our shareholders at the extraordinary general meeting of shareholders held on December 20, 2000, and it closed on January 16, 2001. As consideration for this acquisition, we paid U.S.$ 25 million in cash, which we funded using a portion of the proceeds of our offering of senior notes in November 2000, and we issued 1,591,407 shares of our common stock at a value of approximately € 69.3 per share, representing approximately U.S.$ 93 million, to Aker.

     Also on October 20, 2000, we entered into a memorandum of understanding with Louis Dreyfus Armateurs (“LDA”) setting forth the definitive terms of our agreement to purchase LDA’s 40% interest in CGG Marine, our acquisition of 50% of the capital stock of the entity that owns the CGG Mistral, and the subsequent upgrade of the CGG Mistral from six to ten streamers. In connection with these transactions and as consideration for these acquisitions, we agreed to issue to LDA 413,969 shares of our common stock representing approximately 4.1% of our stock at closing having a value of approximately € 28.6 million (U.S.$ 24.2 million) at closing. These acquisitions were approved by our shareholders at the extraordinary general meeting of shareholders held on December 20, 2000, and closed on December 21, 2000.

     As a result of the foregoing transactions, we significantly upgraded our fleet capacity and will further upgrade our capacity with the planned upgrade of the CGG Mistral in 2002. In addition, as result of the Aker acquisition, we acquired certain seismic data. We plan to continue developing our marine acquisition services to strengthen our position in this part of the market and to continue strengthening our position in the marine seismic market for non-exclusive data by further developing our non-exclusive data library. We believe that a strong position in these areas is vital to enhance further our global competitive position as it will permit us to adapt to current market demand and will provide opportunities for significant future sales. Our results of operations will depend on our continuing ability to take advantage of this demand and position ourselves to take advantage of future opportunities.

     On October 4, 2000, we sold our interpretation software subsidiaries, Flagship S.A. and Flagship LLC, to Paradigm. In connection with the transaction, we received U.S.$4 million in cash and 1,500,000 shares of Paradigm common stock, representing approximately 11% of Paradigm’s outstanding capital stock and having a value of approximately U.S.$ 10.5 million at closing.

     On September 29, 2000, we acquired Mark Products, a leading manufacturer of geophones, hydrophones, cables and connectors used in land, marine and transition zone geophysical applications worldwide. As consideration for the acquisition, we issued 352,237 shares of our common stock, representing approximately 3.7% of our outstanding equity and having a value of approximately € 26.5 million (U.S.$ 23.8 million) at closing.

     On December 31, 1999, we sold the three companies forming our airborne geophysics services division to Fugro N.V., a Dutch corporation, for 26.6 million Canadian dollars before price adjustment. Revenue for this division was € 21 million in 1999 and € 24 million in 1998.

     In December 1999, we acquired GeoScience Corporation, a seismic equipment manufacturer with its principal offices in Houston, Texas, for U.S.$ 67 million. We financed the acquisition with the proceeds of a share issuance of approximately U.S.$ 87 million, all of which was subscribed for by affiliates of The Beacon Group. This acquisition generated initial goodwill of U.S.$ 50 million that we are amortizing over a period of 20 years.

Recognition of revenue

     Within our Services segment, when we acquire or process seismic data on an exclusive contract basis, we recognize revenue using the percentage of completion method. We bill our customers for seismic survey data on a monthly basis based on work performed. When we acquire seismic data on a multi-client basis, we generally perform surveys after obtaining pre-sales commitments from our customers covering a minimum share of the estimated cost of the survey. Effective January 1, 1999, the estimated cost used to compute recognized revenue for multi-client surveys is based on a regional standard price derived from reference prices in the geographical area, rather than on reference prices for exclusive contract surveys. This change in accounting for estimated costs had an estimated impact on net income of € 5 million (U.S.$ 5 million) in 1999.

     We recognize revenue on equipment sales upon delivery to the customer.

Revenues by Activity

     The following table sets forth our consolidated operating revenues by activity, and the percentage of total consolidated operating revenues, during each of the periods stated:

	Three months ended June 30,				Six months ended June 30,

	2001		2000		2001		2000

			(in € million, except percentages)
Land SBU	55	28%	41	26%	106	29%	85	29%
Offshore SBU	38	19	42	26	89	23	62	21
Processing & Reservoir SBU	27	14	31	20	51	13	53	18

Total Services	120	61%	114	72%	246	65%	200	68%

Products	76	39	45	28	132	35	96	32

Total	196	100%	159	100%	378	100%	296	100%

Revenues by Region (by location)

     The following table sets forth our consolidated operating revenues by region, and the percentage of total consolidated operating revenues, during each of the periods stated:

	Three months ended June 30,				Six months ended June 30,

	2001		2000		2001		2000

			(in € million, except percentages)
America	59	30%	59	37%	120	32%	106	36%
Asia-Pacific/Middle East	57	29	57	36	103	27	102	34
Europe and CIS	45	23	9	6	84	22	28	10
Africa	35	18	34	21	71	19	60	20

Total	196	100%	159	100%	378	100%	296	100%

Three months ended June 30, 2001 compared to three months ended June 30, 2000

Operating Revenues

     Our consolidated operating revenues for the three months ended June 30, 2001 increased by 23% to € 196 million (U.S.$ 166 million) compared with € 159 million (U.S.$ 152 million) for the comparable period in 2000.

     Services

     Operating revenues for our Services segment (excluding internal sales) increased 5% to € 120 million (U.S.$ 102 million) for the three months ended June 30, 2001 from € 114 million (U.S.$ 109 million) for the comparable period in 2000. This increase was primarily due to increased Land acquisition revenues, compensating for a decrease in revenues for both our Offshore and Processing & Reservoir SBUs.

     Land SBU. Operating revenues for our Land SBU for the three months ended June 30, 2001 increased by 37% to € 56 million (U.S.$ 47 million) compared to € 41 million (U.S.$ 39 million) for the comparable period in 2000. The increase was due primarily to the slow recovery of the worldwide market for seismic services, primarily with respect to land-based seismic surveys in North America and the Middle East. As the recovery primarily occurred in North America and the Middle East, our strong position in the Middle East accounted for the improvement in revenues, even though the recovery did not extend to regions outside of North America and the Middle East.

     [[Offshore SBU. Operating revenues for our Offshore SBU decreased by 10% to € 38 million (U.S.$ 32 million) in the three months ended June 30, 2001 compared to € 42 million (U.S.$ 40 million) for the comparable period in 2000. The decrease was due primarily to a reduction in sales of multi-client data from € 32 million (U.S.$ 30 million) for the three months ended June 30, 2000 to € 17 million (U.S.$ 15 million) for the comparable period in 2001 due to lower levels of investment by us, contrasting with an increase in investment by aftersales participants following completion of the surveys. In addition, operating revenues in our Offshore SBU were affected by adverse weather conditions off the coast of Morocco during the second quarter of 2001, which we estimate reduced operating revenues by approximately € 9 million.]]

     This quarter reflects as well a more general shift towards a higher proportion of exclusive sales, whose prices nevertheless have not substantially increased due to sustained competition. Total sales of multi-client surveys were in excess of the related capital expenditures by € 0.5 million (U.S.$ 0.4 million) for the three months ended June 30, 2001. Exclusive contracts accounted for 46% of our offshore sales.

     Processing & Reservoir SBU. Operating revenues for our Processing & Reservoir SBU for the three months ended June 30, 2001 decreased 18% at € 27 million (U.S.$ 22 million), compared to € 32 million (U.S.$ 31 million) for the comparable period in 2000 as a result of different timing of Geovecteur sales throughout the year, compared to 2000.

     During the period, our Processing & Reservoir SBU was subject to adverse pricing pressures resulting from the continued high levels of processing capacity available to our customers.

     Products

     Operating revenues for our Products segment in the three months ended June 30, 2001 increased by 53% to € 83 million (U.S.$ 70 million) compared to € 54 million (U.S.$ 52 million) for the comparable period in 2000. The increase was due primarily to growth relating to sales of onshore acquisition systems, which increased with strong sales of our 408 UL system. Excluding intra-group sales, revenues increased by 69% to € 76 million (U.S.$ 64 million) compared to € 45 million (U.S.$ 43 million) for the comparable period in 2000.

Operating Expenses

     Cost of operations, including depreciation and amortization, increased 20% to € 156 million (U.S.$ 132 million) in the three months ended June 30, 2001 from € 130 million (U.S.$ 124 million) in the comparable period in 2000. As a percentage of operating revenues, cost of operations remained stable at 80% of external revenues in the three months ended June 30, 2001 compared to 81% in the same period in 2000. Gross profit increased to € 40 million (U.S.$ 34 million) for the three months ended June 30, 2001 compared to € 29 million (U.S.$ 28 million) for the comparable period in 2000.

     Selling, general and administrative expenses remained stable at € 22 million (U.S.$ 19 million) in the three months ended June 30, 2001 from € 22 million (U.S.$ 21 million) in the comparable period in 2000. As a percentage of operating revenues, selling, general and administrative costs decreased to 11% in the three months ended June 30, 2001 compared to 14% in the comparable period in 2000. This decrease resulted from recognition of the full effect of our 1999 restructuring programs, notwithstanding an increase in volume due to integration of the acquisitions.

     Research and development expenditures, net of government grants, increased by 27% to € 8 million (U.S.$ 7 million), compared to € 6 million (U.S.$ 6 million) in the comparable prior period.

     Other income amounted to 0.7 million (U.S.$ 0.6 million) for the three months ended June 30, 2001. This amount included gains of € 0.7 million (U.S.$ 0.6 million) related to net restructuring charges incurred during the period.

Operating Income (Loss)

     We had an operating profit in the three months ended June 30, 2001 of € 11 million (U.S.$ 9 million) compared to € 0.5 million (U.S.$ 0.5 million) in the comparable period in 2000. For the three months ended June 30, 2001, our Services segment had an operating loss of € 5 million (U.S.$ 4 million) compared to an operating profit of € 0.6 million (U.S.$ 0.6 million) for the comparable period in 2000. Operating income for our Services segment was affected by adverse weather conditions off the coast of Morocco during the second quarter of 2001, which we estimate reduced operating income by approximately € 9 million. Our Products segment had an operating profit of € 20 million (U.S.$ 17 million) in the three months ended June 30, 2001 compared to € 3 million (U.S.$ 3 million) for the comparable period in 2000.

Financial Income and Expenses, Net

     Interest expense increased by 76% in the three months ended June 30, 2001 to € 5.8 million (U.S.$ 5 million) from € 3.3 million (U.S.$ 3 million) during the comparable period in 2000 due to an increase in average debt outstanding during the three months ended June 31, 2001 to € 244 million (U.S.$ 207 million) compared to € 148 million (U.S.$ 141 million) during the comparable period in 2000. Indebtedness totaled € 252 million (U.S.$ 213 million) at June 30, 2001 compared to € 157 million (U.S.$ 150 million) at June 30, 2000.

     Negotiations of banking conditions during the course of 2000 and the issuance of U.S.$170 million of 10.625% senior notes in November 2000 have increased interest charge and also contributed to the higher cost of debt.

     Foreign exchange losses increased to € 3 million (U.S.$ 2 million) in the three months ended June 30, 2001 from € 2 million (U.S.$ 2 million) for the comparable period in 2000 due to the strengthening of the U. S. dollar compared to the euro during the period.

Equity in Income (Losses) of Investees

     Results from investments consolidated under the equity method increased from € 0.6 million (U.S.$ 0.5 million) in the three months ended June 30, 2000 to € 3 million (U.S.$ 3 million) in the comparable period in 2001, due primarily to the financial performance of our Saudi Arabian joint-venture, Argas.

Income Taxes

      Income taxes increased to € 5 million (U.S.$ 4 million) for the three months ended June 30, 2001 from € 2 million (U.S.$ 2 million) for the three months ended June 30, 2000, principally due to our higher levels of activity during the period, particularly in certain countries where our operations are subject to taxation based on revenues or by means of withholding.  Since we earn the majority of our taxable income outside of France, foreign taxation significantly affects our overall income tax expense. We are not subject to a worldwide taxation system and the income tax paid in foreign countries, mainly when based on revenues, does not generate comparable tax credits in France, our principal place of business.

Net Income (Loss)

      After deduction of minority interests of € 0.8 million (U.S.$ 0.8 million) relating to CGG Marine, for the second quarter of year 2000, our net loss for the three months ended June 30, 2000 was € 7 million (U.S.$ 7 million), compared to a net profit of € 1 million (U.S.$ 0.8 million) for the comparable period in 2001.

Six months ended June 30, 2001 compared to six months ended June 30, 2000

Operating Revenues

      Our consolidated operating revenues for the six months ended June 30, 2001 increased by 28% to € 378 million (U.S.$ 320 million) compared with € 295 million (U.S.$ 282 million) for the comparable period in 2000.

      Services

      Operating revenues for our Services segment (excluding internal sales) for the six months ended June 30, 2001 increased by 23% to € 246 million (U.S.$ 208 million) compared to € 200 million (U.S.$ 191 million) for the comparable period in 2000. This increase was primarily due to increased marine seismic survey activity by our Offshore SBU resulting from the increase in our acquisition capacity following the purchase of the two vessels from Aker in early 2001 and improved revenues relating to land-based surveys for our Land SBU.

      Land SBU. Operating revenues for our Land SBU for the six months ended June 30, 2001 increased by 26% to € 106 million (U.S.$ 90 million) compared to € 84 million (U.S.$ 81 million) for the comparable period in 2000. The increase was due primarily to the slow recovery of the worldwide market for seismic services, primarily with respect to land-based seismic surveys in North America and the Middle East. As the recovery primarily occurred in North America and the Middle East, our strong position in the Middle East accounted for the improvement in revenues, even though the recovery did not extend to regions outside of North America and the Middle East.

      Offshore SBU. Operating revenues for our Offshore SBU increased by 44 % to € 89 million (U.S.$ 75 million) in the six months ended June 30, 2001 compared to € 62 million (U.S.$ 59 million) for the comparable period in 2000. The increase was due primarily to increased marine seismic survey activity resulting from the increase in our acquisition capacity with the addition to the CGG fleet of the two vessels purchased from Aker, the “CGG Symphony” and the “CGG Amadeus”. As a result of this increase in capacity, overall production increased by 14%, from € 104 million for the first half of 2000 to € 119 million for the corresponding period in 2001. The increase in operating revenues of our Offshore SBU was offset in part by adverse weather conditions off the coast of Morocco during the second quarter of 2001, which we estimate reduced operating revenues by approximately € 9  million.

      [[Multi-client data sales decreased for the period from € 44 million (U.S.$ 42 million) for the six months ended June 30, 2000 to € 41 million (U.S.$ 35 million) for the comparable period in 2001, due to lower levels of investment by us, contrasting with an increase in investment by aftersales participants following completion of the surveys. Total sales of multi-client surveys were in excess of the related capital expenditures of € 10 million (U.S.$ 8 million) for the six months ended June 30, 2001. Exclusive contracts accounted for 54% of our offshore sales.]]

      Processing & Reservoir SBU. Operating revenues for our Processing & Reservoir SBU for the six months ended June 30, 2001 remained stable at € 51 million (U.S.$ 43 million), compared to € 53 million (U.S.$ 51 million)

for the comparable period in 2000 as a result of different timing of Geovecteur sales throughout 2001, compared to 2000.

     During the period, our Processing & Reservoir SBU was subject to adverse pricing pressures resulting from the continued high levels of processing capacity available to our customers.

      Products

     Operating revenues for our Products segment for the six months ended June 30, 2001 increased by 37% to € 148 million (U.S.$ 125 million) compared to € 108 million (U.S.$ 103 million) for the comparable period in 2000. The increase was due primarily to growth relating to sales of onshore acquisition systems, which increased with strong sales of our 408 UL system. Excluding intra-group sales, revenues increased by 38% to € 132 million
(U.S.$ 112 million) compared to € 96 million (U.S.$ 91 million) for the comparable period in 2000. For Sercel only (equipment sales), growth of revenues was 51% compared to the comparable period in 2000.

Operating Expenses

     Cost of operations, including depreciation and amortization, increased 24% to € 310 million (U.S.$ 262 million) in the first half of 2001 from € 249 million (U.S.$ 238 million) in the first half of 2000. As a percentage of operating revenues, cost of operations decreased to 82% in the first half of 2001 compared to 84% in the first half of 2000 due to more efficient operations, principally with respect to our Land SBU. Gross profit increased to € 68 million (U.S.$ 58 million) for the six months ended June 30, 2001 compared to € 46 million (U.S.$ 44 million) for the comparable period in 2000.

     Selling, general and administrative expenses decreased by 2.7% to € 43 million (U.S.$ 36 million) in the six months ended June 30, 2001 compared to € 44 million (U.S.$ 42 million) for the comparable period in 2000. As a percentage of operating revenues, selling, general and administrative costs decreased to 11% in the six months ended June 30, 2001 compared to 15% in the comparable period in 2000. This decrease resulted from recognition of the full effect of our 1999 restructuring programs, notwithstanding an increase in volume due to integration of Mark Products and Aker RGIF, which were acquired in 2000 and 2001, respectively.

     Research and development expenditures, net of government grants, increased by 24% to € 17 million (U.S.$ 14 million), compared to € 13 million (U.S.$ 12.7 million) in the comparable prior period.

     Other income amounted to € 1.6 million (U.S.$ 1.4 million) for the six months ended June 30, 2001. This amount included gains of € 0.8 million (U.S.$ 0.7 million) related to adjustments following sales of businesses, € 0.2 million (U.S.$ 0.2 million) related to sales of fixed assets and gains of € 0.5 million (U.S.$ 0.4 million) related to net restructuring charges incurred during the period.

Operating Income (Loss)

     We had an operating profit in the six months ended June 30, 2001 of € 11 million (U.S.$ 9 million), compared to a loss of €11 million (U.S.$ 11 million) in the comparable period in 2000. For the six months ended June 30, 2001, our Services segment had an operating loss of € 12 million (U.S.$ 10 million) compared to an operating loss of € 14 million (U.S.$ 13 million) for the comparable period in 2000. Operating income for our Services segment was affected by adverse weather conditions off the coast of Morocco during the second quarter of 2001, which we estimate reduced operating income by approximately € 9 million. Our Products segment had an operating profit of € 30 million (U.S.$ 26 million) in the six months ended June 30, 2001 compared to € 8 million (U.S.$ 8 million) for the comparable period in 2000.

Financial Income and Expenses, Net

     Interest expense increased by 95% in the six months ended June 30, 2001 to € 11.7 million (U.S.$ 10 million) from € 6.0 million (U.S.$ 6 million) during the comparable period in 2000. This was due to an increase in average debt outstanding during the six months ended June 31, 2001 to € 231 million (U.S.$ 196 million) compared to € 134 million (U.S.$ 127 million) during the comparable period in 2000.

     Negotiations of banking conditions during the course of 2000 and the issuance of U.S.$170 million of 10.625% senior notes in November 2000 have further increased interest charge and also contributed to the higher cost of debt.

     Foreign exchange losses increased to € 2.4 million (U.S.$ 2.0 million) in the six months ended June 30, 2001 from € 1.8 million (U.S.$ 1.7 million) for the comparable period in 2000 due to the strengthening of the U.S. dollar against the euro in the second quarter of 2001 and our hedging policy. In connection with hedging our currency exposure risks, U.S. dollars are hedged by forward sales, which can have an unfavorable impact due to the variation of expected future interest rates for the euro and the U.S. dollar.

Equity in Income (Losses) of Investees

     Results from investments consolidated under the equity method increased from € 0.9 million (U.S.$ 0.9 million) in the first half of 2000 to € 4.6 million (U.S.$ 3.9 million) in the comparable period in 2001, due primarily to the improved financial performance of our Saudi Arabian joint-venture, Argas.

Income Taxes

     Income taxes increased to € 7 million (U.S.$ 6 million) for the six months ended June 30, 2001 from € 6 million (U.S.$ 5 million) for the six months ended June 30, 2000, principally due to our higher levels of activity during the period, particularly in certain countries where our operations are subject to taxation based on revenues or by means of withholding. Since we earn the majority of our taxable income outside of France, foreign taxation significantly affects our overall income tax expense. We are not subject to a worldwide taxation system and the income tax paid in foreign countries, mainly when based on revenues, does not generate comparable tax credits in France, our principal place of business.

     The change in geographical allocation of revenues for our Offshore SBU resulted in a tax charge attributable to CGG Marine, our marine acquisition subsidiary, of € 4 million (U.S.$ 3 million) compared to € 0.4 million for the same period in 2000.

Net Income (Loss)

     Our net loss for the six months ended June 30, 2001 was € 5 million (U.S.$ 4 million) compared to a net loss of € 22 million (U.S.$ 21 million) for the comparable period in 2000 after taking into account minority interests of € 1.6 million (U.S.$ 1.4 million) relating to CGG Marine for the first half of 2000.

Liquidity and Capital Resources

     Our principal needs for capital are the funding of ongoing operations, capital expenditures, investments in our multi-client data library and acquisitions. We have historically financed our capital needs with cash flow from operations, issuances of equity and borrowings under our syndicated credit facility.

Operations

     For the six months ended June 30, 2001, our net cash provided by operating activities was € 59 million (U.S.$ 50 million). Changes in working capital in the six months ended June 30, 2001 had a negative impact on cash from operating activities of € 6 million (U.S.$ 5 million) compared to a negative impact of € 24 million (U.S.$ 23 million) in the comparable period in 2000. We expect to incur significant expenses for working capital to support the recent increased activity in each of our businesses in the future.

Investing Activities

     During the six months ended June 30, 2001, we incurred capital expenditures of € 22 million (U.S.$ 18 million) which related primarily to purchases of geophysical equipment. We expect to significantly increase capital expenditures in future periods as we re-equip our Land crews and seismic ships with improved equipment.

     During the six months ended June 30, 2001, we invested € 31 million (U.S.$ 26 million) in our multi-client library, primarily in strategic deepwater areas offshore in the Gulf of Mexico and Brazil. At June 30, 2001, the net book value of our marine multi-client data library was € 86 million (U.S.$ 73 million) compared to € 79 million (U.S.$ 75 million) at June 30, 2000. Non-exclusive surveys accounted for approximately 46% of our marine seismic activities in the first six months of 2001.

     We believe that net cash provided by operating activities and available borrowings under our syndicated credit facility will be sufficient to meet our liquidity needs for the foreseeable future.

Financing Activities

     On September 15, 1999, we entered into a new multi-currency U.S.$ 130 million syndicated credit facility with a group of banks led by Société Générale and Natexis Banques Populaires. The facility consolidated and replaced approximately 80% of our existing bank lines at that date and consists of a five-year U.S.$ 90 million tranche, which begins amortizing after the third year, and a U.S.$ 40 million tranche due in two years, if utilized at the time. The syndicated credit facility bears interest at a graduated rate beginning with a spread of 175 basis points over three-month LIBOR or Euribor until September 15, 2000 and averaging 150 basis points over these rates for the life of the loan thereafter. We agreed to limitations on our net debt compared to equity, to the maintenance of a net debt to EBITDA ratio, to a minimum net worth test and to the completion of a capital increase of not less than FF300 million by December 31, 1999 as part of the syndicated facility. In addition, we granted the lenders under the syndicated facility a lien on the accounts receivable of CGG, Flagship S.A. and Sercel S.A. in an amount up to the amount of any outstanding borrowings under these facilities. We also entered into a € 15 million (U.S.$ 15 million) bridge loan facility with Société Générale and Natexis which we repaid in full with proceeds of our rights offering on December 10, 1999.

     On August 31, 2000, we signed an agreement with our bank syndicate, including Royal Bank of Canada as a new participant, to extend our main syndicated line of credit from U.S.$ 130 million to U.S.$ 180 million. The additional U.S.$ 50 million tranche C was entirely subscribed by Royal Bank of Canada, and expired in November 2000 upon repayment in full of Tranche C with a portion of the net proceeds from our offering of senior notes in November 2000. We have accepted certain additions to the collateral to this line of credit and have consequently pledged in favor of the banks the shares of Sercel Holding S.A. This pledge has been partially released and expires automatically on September 30, 2001.

     On November 22, 2000, we issued U.S.$170 million aggregate principal amount of 10 5/8% Senior Notes due 2007 in the international capital markets. We used the approximately U.S.$164.9 million of net proceeds to repay a portion of outstanding indebtedness under our existing syndicated credit facility and to fund the U.S.$ 25 million cash portion of the purchase price of two marine seismic vessels and certain seismic data from an affiliate of Aker.

     Net debt at June 30, 2001 amounted to € 252 million (U.S.$ 213 million), an increase of 24% from € 204 million (U.S.$ 192 million) at December 31, 2000. The ratio of net debt to equity decreased to 55% at the end of June 2001 compared to 64% at the end of December 2000.

     In November 1999, we offered rights to purchase 2,409,174 new shares in the form of shares or American Depositary Receipts in a rights offering pursuant to statutory preferential rights under French law. The share capital increase, which closed in December 1999, amounted to € 89 million, including paid in capital, and represented 26% of our issued share capital and 23% of our voting rights at December 31, 1999. Net proceeds from the rights offering totaled € 86 million after deduction of expenses of € 3 million. Proceeds of the offering were partially utilized to repay debt denominated in French francs in priority to other currencies, resulting in an increase in the proportion of debt denominated in U.S. dollars in our total debt. A bridge loan of € 15 million was immediately repaid on completion of the rights offering.

     In December 1999, we issued 1,777,071 new shares at an approximate price of € 48 per share in order to finance our acquisition of GeoScience. These shares generated gross proceeds of approximately € 86 million (U.S.$ 87 million at the exchange rate on December 10, 1999), including paid in capital, and represented 19% of our share capital. The share issuance was entirely subscribed for by affiliates of The Beacon Group. The net proceeds of this issuance were € 78 million, utilized to purchase GeoScience and to repay U.S.$ 20 million of debt of GeoScience and its subsidiaries. Following the share issuance, affiliates of The Beacon Group are represented on our Board of Directors.

     Net cash provided by financing activities during the first half of year 2001 was € 24 million, principally related to increased draw-downs under our U.S.$ 90 million syndicated credit facility, in order to meet increasing cash needs, including the U.S.$ 25 million paid to Aker as part of the purchase price of the two vessels acquired in January 2001.

     Net cash provided by financing activities in 2000 was € 84 million, primarily related to our offering of senior notes described above, which replaced part of our bank debt and increased cash available to the Company.

     Net cash provided by financing activities in 1999 was € 187 million as a result of two capital increases. The net balance between debt issuance and debt reimbursements of € 40 million reflects (a) the replacement of approximately 80% of our existing bilateral lines of credit by a U.S.$130 million syndicated credit facility entered into on September 15, 1999 and (b) the subsequent consolidation of unconfirmed credit lines.

     On September 28, 2000, our shareholders approved the issuance of 352,237 new shares to Shaw Industries at a price of € 75 per share as consideration for the purchase of the Mark Products division. The shares were issued on September 29, 2000. As a result of this issuance, our shareholders’ equity increased by approximately € 26 million.

     On December 20, 2000, our shareholders approved, at an extraordinary shareholders meeting, the issuance of 413,969 new shares to LDA at a price of € 69.3 per share as consideration for the purchase of LDA’s 40% interest in our subsidiary CGG Marine, our acquisition of the 50% of the capital stock of the entity that will directly own the “CGG Mistral” and the subsequent upgrade of the “CGG Mistral” from six to ten streamers. The shares were issued on December 21, 2000. As a result of the issuance, our shareholders’ equity increased by approximately € 29 million.

     On December 20, 2000, our shareholders approved, at the same extraordinary general meeting of shareholders, the issuance of 1,591,407 new shares to Aker at a price of € 69.3 per share as part of the consideration for our acquisition of two marine vessels and certain seismic data from an affiliate of Aker. The shares were issued upon the closing of the transaction, which occurred on January 16, 2001. As result of the issuance, our shareholders’ equity increased by approximately € 110 million, representing approximately U.S.$93 million.

Trend Information

Euro

     We operate in an essentially U.S. dollar-denominated environment in which the introduction of the euro has had limited consequences. On January 1, 1999, 11 member states of the European Union (the “participating countries”), including France, where we have our headquarters, adopted the Euro as their local currency. On or before July 1, 2002, the participating countries will withdraw all legacy currency and use exclusively the euro.

     As part of our ongoing systems updates, we are currently making the necessary modifications to our existing information, financial and management control systems and software to permit us to bill, invoice and report in euro. However, there can be no assurance that new systems will be introduced or existing systems modified in a timely and/or effective manner such that we will be able to properly handle the changeover to the euro without causing any disruption to our business processes and operations. We do not expect the total cost of addressing the euro issue to be material to our financial condition, results of operations or liquidity.

Currency Fluctuations

     Certain changes in operating revenues set forth in U.S. dollars in this section were derived by translating revenues recorded in euros at the Noon Buying Rate on the last day of the relevant period. The Noon Buying Rate was U.S.$1.00 to € 1.18 on June 29, 2001, U.S.$1.00 to € 1.065 on December 29, 2000, U.S.$1.00 to € 1.048 on June 30, 2000, U.S.$1.00 to € 0.998 on December 30, 1999, and U.S.$1.00 to € 0.852 on December 31, 1998. Such information is presented in light of the fact that most of our revenues are denominated in U.S. dollars while our consolidated financial statements are presented in euros. Such changes are presented only in order to assist in an understanding of our operating revenues but are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated operating revenues.

     As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the six months ended June 30, 2001 and the years ended December 31, 2000, 1999, and 1998 over 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, other currencies, principally British pounds and Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services. A variation of the exchange rate of the euro against such other currencies, particularly the U.S. dollar, has had in the past and can be expected in future periods to have a significant effect upon our results of operations. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, an appreciation of the U.S. dollar against the euro improves our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. For financial reporting purposes, such appreciation positively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at an increased value.

     We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, charter costs for our four vessels, as well as our most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues principally due to personnel costs payable in euros.

     In order to improve the balance of our net position of receivables and payables denominated in foreign currencies, we maintain a portion of our financing in U.S. dollars. At June 30, 2001 and at December 31, 2000, 1999, and 1998, our total outstanding long-term debt denominated in U.S. dollars amounted to U.S.$ 215 million (€ 254 million) U.S.$187 million (€ 199 million), U.S.$105 million (€ 105 million), and U.S.$49 million ( € 42 million), respectively, which amounted to 80%, 76%, 62%, and 39%, respectively, of our total gross debt outstanding at such dates.

     In addition, to be protected against the reduction in value of future foreign currency cash flows, we follow a policy of selling U.S. dollars forward at average contract maturity dates which we attempt to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) to be generated by firm contract commitments, generally over the ensuing six months. A similar policy, to a lesser extent, is carried out with respect to contracts denominated in British pounds. As of June 30, 2001 and December 31, 2000, 1999, and 1998, we had U.S.$ 109 million (the Euro counter-value under the contract was € 123 million), U.S.$101 million (counter-value of € 108 million), U.S.$40 million (counter-value of € 38 million), and U.S.$95 million (counter-value of € 82 million), respectively, notional amounts outstanding under Euro/U.S. dollar forward exchange contracts.

     We do not enter into forward foreign currency exchange contracts for trading purposes.

Inflation

     Inflation has not had a material effect on our results of operations during the periods presented. We operate in, and receive payments in the currencies of, certain countries with historically high levels of inflation, such as Mexico, Brazil, Indonesia and Venezuela. We attempt to limit such risk by, for example, indexing payments in the currency against the exchange rate at a certain date to account for inflation during the contract term.

Income Taxes

     We conduct the majority of our field activities outside of France and pay taxes on income earned or deemed profits in each foreign country pursuant to local tax rules and regulations. We do not receive any credit in respect of French taxes for income taxes paid by foreign branches and subsidiaries. Net tax expenses in recent periods were attributable to activities, principally in land acquisition, carried on outside of France. We have significant tax loss carryforwards that are available to offset future taxation on income earned in France and other OECD countries. We recognize tax assets, where a minimum history of profit for the past three years exists and budget estimates also indicate a profit for the following year.

Seasonality

      Our land and marine seismic acquisition activities are seasonal in nature. We generally experience decreased revenues in the first quarter of each year due to the effects of weather conditions in the Northern Hemisphere and to the fact that our principal clients are generally not prepared to fully commit their annual exploration budget to specific projects during such period. We have historically experienced higher levels of activity in our equipment manufacturing operations in the fourth quarter as our clients seek to fully deploy annual budgeted capital.

Item 3: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

      Because we operate internationally, we are exposed to general risks linked to operating abroad. The table below provides information about our market sensitive financial instruments and constitutes a “forward-looking statement”. Our major market risk exposures are changing interest rates and currency fluctuations. Our policy is to manage interest rates through use of a combination of fixed and floating rate debt. Interest rate swaps may be used to adjust interest rate exposures when appropriate, based upon market conditions. A portion of our current assets are denominated in foreign currencies, which exposes us to market risk associated with exchange rate movements. Our policy generally is to hedge major foreign currency cash exposures through foreign exchange forward contracts. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. All instruments are entered into for non-trading purposes.

      The table below presents principal amounts and related weighted average interest rates by year of maturity for our debt obligations and our foreign exchange forward contracts, all of which mature in one year or less.

Fair value (in € million)	2001	2002	2003	2004	2005	Thereafter	Total

Assets

Interest rate cap Euro	0.8	10.8					11.6

capped rate	4.0%	4.0%

U.S. dollar		35.4					35.4

capped rate		7.50%

Debt

U.S. dollar	2.9	1.7	0.5	0.3	0.2	203.3	208.9

Average fixed rate	7.9%	6.9%	7.0%	7.4%	7.9%	10.6%

U.S. dollar	5.0	3.1	2.0	37.2	0.6		47.9

Average variable rate	5.5%	5.0%	5.3%	6.1%	5.0%

French franc	4.9	10.4	9.3	3.6	0.8		29.0

Average fixed rate	5.7%	5.9%	6.0%	6.7%	6.3%

French franc	3.0	1.6	2.8	7.7	1.2	6.1	22.4

Average variable rate	8.8%	5.3%	5.7%	6.1%	5.0%	5.0%

Other currencies	0.1	0.2	0.1				0.4

Average fixed rate	7.8%	7.8%	7.8%

Other currencies	4.9	0.1	0.1	0.1	0.1	1.1	6.4

Average variable rate	23.3%	7.8%	7.8%	7.9%	7.9%	9.9%

Foreign Exchange —Firm commitments Forward sales (in U.S.$)	108.7

U.S. dollars average rate	0.8824

PART II

Item 1: LEGAL PROCEEDINGS

      We are not, nor are any of our subsidiaries, involved in any litigation, arbitration or administrative proceedings relating to amounts which, individually or in the aggregate, are material and, to the best of our knowledge, there are no such litigation, arbitration or administrative proceedings pending or threatened.

Item 2: CHANGES IN SECURITIES AND USE OF PROCEEDS

Not applicable.

Item 3: DEFAULTS UPON SENIOR SECURITIES

Not applicable.

Item 4 : SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Our annual general meeting of shareholders was held on May 16, 2001. The principal proposals voted on at the meeting consisted of the following matters:

•	the election of three directors

•	the renewal of the appointment of our statutory auditors

•	approval of our annual financial statements for the year ended December 31, 2000

•	approval of the directors’ compensation

•	delegation of authority to our Board of Directors to cause the purchase of our shares

•	delegation of authority to the Board of Directors to cause the issue of bonds or other indebtedness

•	delegation of authority to the Board of Directors to cause an increase in our share capital through the issue of shares with or without preferential subscription rights in favor of holders of our existing shares

•	to authorize the use of the foregoing authorization during a take-over bid

•	delegation of authority to the Board of Directors to cause an increase in our share capital for the purpose of issuing shares to members of a Company Savings Plan

•	delegation of authority to the Board of Directors to grant stock options

•	approval of certain amendments to our bylaws or status

The following directors were elected at the meeting:

Directors	Terms of office	Votes For	Votes Against	Abstain

Daniel VALOT	2006	7292881	0	0

Christian MARBACH	2007	7292719	0	162

Directors	Terms of office	Votes For	Votes Against	Abstain

Jean DUNAND	2007	7292861	0	20

The following directors were elected at our previous annual shareholders meeting:

Name	Term Expires

Robert BRUNCK	2002

ISIS, represented by Charles PRÉVOT	2002

Robert CASTAIGNE	2004

Pierre JACQUARD	2002

Yves LESAGE	2003

John MAC WILLIAMS	2005

Robert SEMMENS	2005

The votes cast with respect to approval of the renewal of our auditors’ appointment were as follows:

Auditors	Votes For	Votes Against	Abstain

BARBIER FRINAULT & AUTRES (ARTHUR ANDERSEN)	7292881	0	0

ERNST & YOUNG AUDIT	7292881	0	0

Michel LEGER (substitute for ARTHUR ANDERSEN)	7292881	0	0

Dominique THOUVENIN (substitute for ERNST & YOUNG AUDIT)	7292881	0	0

The votes cast with respect to the other matters submitted for approval at the meeting were as follows:

	Votes For	Votes Against	Abstain

2001 financial statements	7292860	21	0

Directors’ fees	7292860	21

Purchase of company shares	7292881	0	0

Issuance of bonds	7292481	400	0

Authorization to increase the capital with preferential rights for existing shareholders	7292881	0	0

Authorization to increase the capital without preferential rights for existing shareholders	7145026	147 855	0

Right to use the two above authorization during take-over bids	7291738	1 143	0

	Votes For	Votes Against	Abstain

Authorization to increase the capital for employees	7292881	0	0

Stock option plan	7292881	0	0

Amendment of bylaws	7292881	0	0

Item 5 : OTHER INFORMATION

On July 26, 2001, Technip SA, a French company, launched a takeover bid to acquire ISIS, a holder of 12.3% of our outstanding common shares. Since that time, it has been reported that IFP (“Institut Français du Pétrole”) has agreed to sell its 52.8% of the equity capital of ISIS to Technip and has agreed to purchase the shares of our outstanding capital stock currently held by ISIS.

Item 6: EXHIBITS AND REPORTS ON FORM 6-K

Exhibits

      The following instruments and documents are included as Exhibits to this report. Exhibits incorporated by reference are so indicated.

Exhibit No	Exhibit

3.1*	English translation of the by-laws (status) of the Registrant.

4.1	Form of American Depositary Receipt.(1)

4.2	Form of Deposit Agreement between the Registrant and The Bank of New York, as depositary.(1)

4.3	Indenture dated as of November 22, 2000 between the Registrant and The Chase Manhattan Bank as Trustee, which includes the form of the 10-5/8% Senior Notes due 2007 as an exhibit thereto.(2)

Notes:

*	Filed herewith.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-06800), dated April 16, 1997, as amended.

(2)	Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (SEC File No. 333-13060), dated January 11, 2001, as amended.

Reports on Form 6-K

On May 16, 2001, we filed a Report on Form 6-K announcing our consolidated net revenues for the first quarter of 2001.

On June 21, 2001, we filed a Report on Form 6-K including a press release announcing our estimated results of the first half of 2001.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

/s/ Michel Ponthus Compagnie Générale de Géophysique (Registrant)
/s/ Michel Ponthus Michel Ponthus Senior Executive Vice President Administration & Finance and Chief Financial Officer

Date: September 14, 2001